SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 Management Proposal EGM 08.28.2026 2 Contents 1. Manual For Participation .......................................................................... 3 1.1. Introduction ................................................................................................. 3 1.2. Exclusively Digital Meeting ......................................................................... 3 1.3. Remote Voting Ballot (BVD) ........................................................................ 4 1.4. Required Documents .................................................................................. 8 1.5. Registration and Accreditation ................................................................... 10 1.6. Declaration of Affiliation in a Group of Shareholders ................................. 13 2. MANAGEMENT PROPOSAL ................................................................... 14 2.1. General Guidelines ................................................................................... 14 2.2. Agenda ..................................................................................................... 15 2.3. Clarifications on the EGM Agenda ............................................................ 17 2.3.1. The Mergers ............................................................................................. 18 2.3.1.1. Merger – Juno and Merger – Tijoá Energia ............................................ 18 2.3.1.2. Merger – Retiro Baixo ............................................................................ 20 2.3.1.3. Merger – NE Janapu ............................................................................... 21 2.3.1.4. General Conditions of the Mergers ........................................................ 22 2.4. List of Exhibits .......................................................................................... 23 2.5. Conclusion ................................................................................................. 23 EXHIBIT 1 ................................................................................................................. 25 EXHIBIT 2 ................................................................................................................. 29 EXHIBIT 3 ................................................................................................................. 43 EXHIBIT 4 ................................................................................................................. 87 EXHIBIT 5 ............................................................................................................... 116 EXHIBIT 6 ............................................................................................................... 137 3 1. Manual For Participation 1.1. Introduction The Management of AXIA Energia S.A., a publicly-held company, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the National Registry of Legal Entities (“CNPJ”) under No. 00.001.180/0001-26 (“Company” or “AXIA Energia”), with its constitutional documents filed with the Board of Trade of the State of Rio de Janeiro – JUCERJA under NIRE 33.3.0034676-7, registered with the Brazilian Securities and Exchange Commission (“CVM”) as a category “A” publicly held company under code 00243-7, with its securities currently admitted to trading in the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), pursuant to Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), and CVM Resolution No. 81, of March 29, 2022, as amended (“RCVM 81”), hereby presents to you this Participation Manual, with the information, documents, and clarifications to guide your participation in the Com-pany’s Extraordinary General Meeting, to be held exclusively on a digital basis, on first call, on August 28, 2026, at 2:00 p.m., therefore deemed held at the Company’s regis-tered office (“Meeting” and “Manual”, respectively), as well as the management proposal regarding the resolutions on the Agenda, including the analysis of the matters submitted to your review at the Meeting (“Management Proposal”). 1.2. Exclusively Digital Meeting The Meeting will be exclusively digital, to be held through the “Atlas AGM” digital platform (“Digital Platform”). The exclusively digital format is intended to facilitate the participation of shareholders and other parties involved in the Meeting, pursuant to the Brazilian Corporations Law, RCVM 81, and the Company’s Bylaws. Shareholders who wish to participate in the Meeting must register on the website https://atlasagm.com or through the “Atlas AGM” application available on the App Store and Google Play Store (“Application”) and submit all documents required for enabling participation or voting at the Meeting by 11:59 p.m. on August 26, 2026. The Digital Platform meets the requirements set forth in Article 28, paragraph 1, items I to III, of RCVM 81, and the Meeting will be recorded in full. 4 By accessing the Digital Platform and participating in the Meeting, the Admitted Share-holder (as defined below) authorizes the Company and third parties authorized by it to record and use the information, in accordance with the applicable legislation. The re-cordings and their information will be used and processed by the Company for a period of five years, and may be used for the Company’s defense or by reason of a mandatory obligation, which is in the interest of the Credentialed Shareholder, according to their legitimate expectations The instructions for participation and for the statements of Admitted Shareholders via the Digital Platform will be provided by the chairing board, and the time allotted for state-ments may be limited. Matters outside the Agenda must be addressed through the usual Investor Relations channels. Statements sent to the Meeting's chairing board by e-mail assembleiavir-tual@axia.com.br, before the end of the work, and provided they relate to the matters on the agenda, will be recorded and kept on file by the Company upon the respective share-holder's express request, in accordance with applicable law. The Company is not responsible for instabilities, connection failures, or other external factors beyond its operational control. It is recommended that the Admitted Shareholders access the Digital Platform at least 30 minutes before the start of the Meeting. Any doubts or clarifications may be addressed by the Financial and Investor Relations Vice President, through the e-mail assembleiavirtual@axia.com.br. 1.3. Remote Voting Ballot (BVD) Shareholders may participate in the Meeting by means of a remote voting ballot (“BVD”). The guidance on the documentation required for remote voting is set forth in the BVD, available on the websites: https://ri.axia.com.br/en/, https://www.gov.br/cvm/en, and https://www.b3.com.br/en_us. 5 To participate in the Meeting by means of the BVD, the Company’s shareholders must complete the appropriate fields, sign the BVD, and submit it at least 4 (four) days prior to the date of the Meeting (i.e., by August 24, 2026) to the following recipients: BOOKKEEPING AGENT Shareholders with positions in the book-entry register may ex-ercise the remote vote through Itaú Corretora de Valores S.A. (“Bookkeeping Agent”). In this case, the BVD must be submit-ted through the Itaú Assembleia Digital website. For this pur-pose, it will be necessary to register and hold a digital certifi-cate. Information on registration and a step-by-step guide for issuing the digital certificate are available at https://assemble-iadigital.certificadodigital.com/itausecuritiesservices/ar-tigo/home/assembleia-digital. CUSTODY AGENT Shareholders must check with their custody agent whether it will provide the BVD receipt service (“Custody Agent”). If so, shareholders may, at their sole discretion, submit the BVD to the Custody Agent. The Custody Agent may establish rules and operational procedures for the organization and function-ing of the activities related to the collection and transmission of BVD completion instructions, which must be observed by the shareholders, and costs may be incurred. CENTRAL DEPOSI-TARY Shareholders may, at their sole discretion and if they hold their shares in B3 custody, submit the BVD through the “Investor Area” on the website https://www.investidor.b3.com.br/login of B3 (“Central Depositary”), in the “Services > Remote Voting” section, “Open Meetings” tab. The shareholder must record their vote on each resolution and, at the end, click “Submit Vote”. The Central Depositary may establish operational rules and procedures for the organization and functioning of the ac-tivities related to the collection and transmission of BVD com-pletion instructions, which must be observed by the sharehold-ers. 6 COMPANY Shareholders may submit the BVD directly to the Company, provided that the BVD: ○ Will only be received when completed digitally and submit-ted solely and exclusively through the website https://at-lasagm.com/ or through the Application. To access the system: (i) if you already have a registration on the Digital Platform, use the same access credentials, enter-ing your e-mail and password; (ii) if you have not yet accessed the Digital Platform, click “Create your account/Create new account” and provide your e-mail address. The system will then send a confirmation e-mail to the e-mail ad-dress provided, so that you may complete the re-quested personal data and finalize the registration; and (iii) after accessing the Digital Platform, the user must: (i) in the case of a natural person, select the AXIA Energia Meeting and submit the required docu-mentation; or (ii) in the case of a legal entity, link the respective representations to the representa-tive’s profile, in order to proceed with the submis-sion of the documentation. The completion of the BVD in digital format is conditioned upon the prior submission of the documentation necessary for re-mote participation. In addition, to complete the BVD digitally, shareholders must: (i) access the Meeting through the Digital Platform and click “Indicate votes/Declare votes”; 7 (ii) provide the vote for each matter and click “Submit Votes”; and (iii) proceed to the digital signature with an ICP-Brasil certificate, through the Digital Platform itself. The votes will only be considered when the share-holder’s participation in the Meeting is approved by the Company. ○ It must contain the place, date, and signature of the sig-natory shareholder. If the shareholder is considered a legal entity under the terms of Brazilian law, the signa-ture must be that of its legal representatives or its attor-neys-in-fact with powers to perform this act. ○ It must be accompanied by documentation proving the capacity of shareholder or legal representative of the signatory shareholder, persuant to the requirements and formalities indicated in this Management Proposal. Until the end of the submission period, the BVD may be corrected and resubmitted by the shareholder to the Company, observing the procedures and other deadlines set forth in RCVM 81, it being understood that no BVD will be accepted after the end of the period. If any items were left blank or completed incorrectly after the lapse of the 4 (four)-day period preceding the Meeting, the Company will consider them as abstention from voting. A shareholder who has already submitted the BVD may also register and be admitted to participate in the Meeting through the Digital Platform, provided that they do so in the manner and within the period established in item 1.5 of this Manual. In this case, the shareholder will be allowed to: o simply participate in the Meeting, in which case the voting instructions received through BVD will be computed by the Meeting’s board; or 8 o participate and vote at the Meeting, in which case the voting instructions received through BVD will be discarded by the chairing board of the Meeting. Important: Holders of American Depositary Receipts (“ADRs”) usually vote by means of instructions sent to the depositary bank of the ADRs, within the deadlines and procedures defined by their intermediaries, such as brokers or custodians. The votes will be consol-idated and presented at the Meeting by the local representative of the depositary bank of the ADRs. 1.4. Required Documents The shareholder must submit the following documents necessary for qualification and participation in the Meeting through the Digital Platform: • If a natural person: o a copy of an identification document legally recognized as such, bearing a recent photograph and valid nationwide, and within its validity period (if applicable); or o in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed less than one year prior, together with the official photo identifi-cation document of the attorney-in-fact, and such attorney-in-fact must be an-other shareholder, a manager of the Company, or a lawyer duly enrolled with the Brazilian Bar Association (OAB). • If a legal entity: o updated articles of incorporation of the shareholder and the act that invests the representative(s) with sufficient powers for representation within the scope of the EGM, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and o if applicable, a power of attorney duly granted in accordance with the law and/or the shareholder’s articles of incorporation, together with the official photo identi-fication document of the attorney-in-fact. 9 • If an investment fund: o a copy of the fund’s current and consolidated regulations, and the bylaws or arti-cles of association of the administrator or manager, as the case may be, observ-ing the fund’s voting policy; o corporate documents evidencing the powers of representation (minutes of the election of officers, instrument(s) of investiture, and/or power of attorney); o identification document of the legal representative(s) bearing a recent photograph and valid nationwide; and o if applicable, a power of attorney duly granted in accordance with the law and/or the shareholder’s constitutional documents, together with the official photo iden-tification document of the attorney-in-fact. It is not necessary to send physical copies of the representation documents to the Com-pany’s office, nor to notarize the power of attorney, notarize, consularize, apostille, or present a sworn translation of the documents of foreign shareholders. It will be sufficient to send simple copies of the original versions of the necessary original documents, through the website or the Application. To proceed with the submission through the Digital Platform, the shareholder and/or at-torney-in-fact must: (I) access the Meeting; (II) click on the “Send documents” option; (III) for attorneys-in-fact, select the shareholders to whom they wish to forward the documents, individually or in batches, if there is more than one shareholder rep-resented; (IV) enable the option “Allow the above documents to be shared with the Company so that it can declare the votes”; and (V) upload the requested documents in each field. Attention: if the document is valid for all the CNPJs to be represented, use the “Replicate for all legal entities” op-tion, avoiding the need to submit the same file multiple times. 10 Powers of attorney granted by shareholders by electronic means will be admitted only if they contain digital certification within the standards of the Brazilian Public Key Infra-structure system (ICP-Brasil) or by another means of evidencing the authorship and in-tegrity of the document in electronic form. 1.5. Registration and Accreditation The shareholder or attorney-in-fact who wishes to participate in the Meeting, via the Dig-ital Platform, must fill in all registration data on the website https://atlasagm.com/ or through the Application and submit all documents evidencing enabling and/or represen-tation by 11:59 p.m. on August 26, 2026. To access the system, the shareholder or attorney-in-fact who: o already has a registration on the Digital Platform must access the link and use the same access credentials, entering e-mail and password; and o does not yet have a registration on the Digital Platform must click “Create your account/Create new account” and provide their e-mail address. The system will then send a confirmation e-mail to the e-mail address provided, so that they may complete the requested personal data and finalize the registration. Shareholder The natural-person shareholder must click “My representations” and “Add Tax docu-ment”, provide their CPF number, and complete the registration by clicking “Regis-ter/Continue”. Then, they must enter the “Meetings” menu and follow the enrollment flow, attaching the documentation necessary for the meeting in which they wish to participate. Attorney-in-fact The attorney-in-fact must: (I) click “My representations”; (II) click “Add representation”; (III) complete the data of the shareholder they represent; (IV) upload the supporting document in PDF format; 11 (V) set the “Expiration date” of the power of attorney or check the box “Indefinite term/Lifetime validity”; and (VI) complete the registration by clicking “Register/Continue”. Then, they must enter the “Meetings” menu and follow the enrollment flow, attaching the documentation necessary for the meeting in which they wish to participate. At any time, it is possible to access the “My representations” menu and provide the data of new shareholders to be represented. Enrollment assistant (available only for Legal Entities) Option available when the enrollment is being carried out on behalf of other participants and the user is not responsible for signing the voting ballots or participating in the meet-ings. In this modality, it is possible to submit all documentation and complete the votes; however, another participant will be responsible for the signatures and/or for participating in the live meeting. (I) click “My representations”; (II) click “Assist enrollment” (III) complete the requested data for each CNPJ; (IV) click “Register/Continue” Then, they must enter the “Meetings” menu and follow the enrollment flow, as detailed in item 1.4 of this Manual, attaching the documentation necessary for the meeting for which they wish to assist with enrollment. At this point, it is possible to select the “Go to Voting” option and record the votes of the shareholder to be represented, following the flow of the screens. At the end, it will be necessary to indicate the representative(s) responsible for signing the voting document. On the “Indicate legal representatives” screen, click “+ Legal representative” and com-plete the name, telephone, and e-mail data. Each legal representative will receive an e-mail with the voting indications completed by the enrollment assistant and must click “Sign document” to validate and digitally sign. 12 The process also contemplates the request for the legal representative’s participation on the day of the meeting, where applicable. To make this request, the enrollment assistant must click the “Participation on the day” button, located at the top of the screen, below the date and time of the meeting. Then, they must select the shareholders for which they wish to request participation and click “Invite other participants”. On the following screen, it is necessary to click “+ Participant”, complete the legal repre-sentative’s data (name, telephone, and e-mail), and then select “Invite participants”. At that point, the live participation request will be sent. The legal representative will receive an invitation e-mail to participate in the meeting, containing the list of shareholders they will represent, it being emphasized that their par-ticipation will be conditioned upon the Company’s approval of the documentation sub-mitted by the enrollment assistant. Should the documentation submitted be deemed by the Company to be insuffi-cient, inconsistent, or non-compliant with the required conditions set forth in this Manual, as of the notice of rejection the shareholder must supplement or correct it, as the case may be, on the same website https://atlasagm.com/ or the Application, by 11:59 p.m. on August 26, 2026. No additional deadline will be granted for supplementing or correcting the docu-mentation required for enabling participation. Participation Request After submitting the documents evidencing enabling and/or representation, the Admitted Shareholder must click the “I want to participate in the Meeting on the day” button on the Meeting’s home page and then confirm the action. If any duly Admitted Shareholder not receive confirmation of virtual access to the Meeting at least 8 (eight) hours before the Meeting start time, they must contact the Company’s Investor Relations area, through the e-mail assembleiavirtual@axia.com.br, at least 4 (four) hours before the Meeting start time. 13 Access to the Meeting via the Digital Platform will be restricted to the Admitted Share-holders. The Company warns that shareholders who do not submit the request and the necessary participation documents within the prescribed period will not be able to par-ticipate in the Meeting. The Admitted Shareholders undertake to use the individual registration exclusively to participate in the Meeting by digital means, and its transfer or disclosure to third parties is prohibited, as is recording, reproducing, or sharing any content or information trans-mitted during the Meeting. 1.6. Declaration of Affiliation in a Group of Shareholders Due to the limitation on the exercise of voting rights set forth in Articles 6 and 7 of the Company’s Bylaws, shareholders falling within the legal situations contemplated in Arti-cle 8 of the Bylaws are requested, for purposes of the timely review of the matter, to inform, at least 2 (two) days prior to the date scheduled for the Meeting – that is, by 11:59 p.m. on August 26, 2026 – the identification of the members of any group of shareholders, by means of the Declaration of Membership in a Group of Shareholders. The template of the Declaration of Affiliation in a Group of Shareholders is available on the website https://ri.axia.com.br/assembleianew/. The Declaration of Affiliation in a Group of Shareholders must be submitted exclusively through the website https://atlasagm.com/ or the Application. The chairman and secretary of the Meeting may, if they deem it necessary, request doc-uments and information to verify whether a shareholder belongs to a group of sharehold-ers holding 10% or more of the Company’s voting capital. 14 2. MANAGEMENT PROPOSAL 2.1. General Guidelines QUORUM FOR CONVENING ARTICLE 125 OF THE BRAZILIAN CORPORATIONS LAW All matters set forth in the agenda of the Meeting shall be convened, on first call, with the attendance of shareholders representing at least 1/4 (one-fourth) of the total votes conferred by the voting shares, pursuant to article 125 of the Brazilian Corporations Law. On second call, the Meeting may be convened with the attendance of shareholders, re-gardless of the number of shares represented by them, pursuant to article 125 of the Brazilian Corporations Law. QUORUM FOR APPROVAL ARTICLE 129 OF THE BRAZILIAN CORPORATIONS LAW Pursuant to Article 129 of the Brazilian Corporations Law and the Company’s Bylaws, the resolutions of the general meetings of shareholders, except for the exceptions pro-vided for by law, will be taken by an absolute majority of votes, not counting abstentions. Therefore, the Meeting resolutions will be taken by an absolute majority of votes of the shareholders present, disregarding abstentions. STATUTORY LIMITATION ARTICLES 6 AND 7 OF THE BYLAWS No shareholder or group of shareholders, whether Brazilian or foreign, public or private, may exercise voting rights in an amount exceeding 10% of the total number of shares into which the Company's voting capital is divided, regardless of their equity interest in the Company's capital stock. Shareholders are also prohibited from entering into share-holders' agreements aimed at regulating the exercise of voting rights in an amount ex- 15 ceeding, or corresponding to, 10% of the total number of shares into which the Compa-ny's voting capital is divided. The chairman of the Meeting will not count votes cast in violation of the rules set forth in Articles 6 and 7 of the Company's Bylaws. 2.2. Agenda To resolve on the following matters: (i) Regarding the mergers of Juno Participações e Investimentos S.A. (“Juno”) and Tijoá Participações e Investimentos S.A. (“Tijoá Energia”): a. To ratify the appointment of Taticca Auditores e Consultores Ltda. (“Tat-icca”) as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of Juno (“Book Value Appraisal Report – Juno”) and the appraisal report on the book value of net equity of Tijoá Energia (“Book Value Appraisal Report – Tijoá Energia”); b. To approve the Book Value Appraisal Report – Juno; c. To approve the Book Value Appraisal Report – Tijoá Energia; d. To approve the Protocol and Justification of Merger of Companies, en-tered into between the officers of the Company and the officers of Juno, which sets forth the terms and conditions of the merger of Juno into AXIA Energia (“Mer-ger – Juno” and “Protocol and Justification – Juno”, respectively); e. To approve the Protocol and Justification of Merger of Companies, en-tered into between the officers of the Company and the officers of Tijoá Energia, which sets forth the terms and conditions of the merger of Tijoá Energia into AXIA Energia (“Merger – Tijoá Energia” and “Protocol and Justification – Tijoá Energia”, respectively); f. To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Juno, the Merger – Juno, pursuant to the Protocol and Justification – Juno; 16 g. To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Tijoá Energia, the Merger – Tijoá Energia, pursuant to the Protocol and Justification – Tijoá En-ergia; and h. To authorize the Company’s management to take all actions necessary to implement the Merger – Juno and the Merger – Tijoá Energia. (ii) Regarding the merger of Retiro Baixo Energética S.A. (“Retiro Baixo”): a. To ratify the appointment of Apsis Consultoria e Avaliações Ltda. (“Apsis”) as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of Retiro Baixo (“Book Value Appraisal Report – Retiro Baixo”); b. To approve the Book Value Appraisal Report – Retiro Baixo; c. To approve the Protocol and Justification of Merger of Companies, en-tered into between the officers of the Company and the officers of Retiro Baixo, which sets forth the terms and conditions of the merger of Retiro Baixo into AXIA Energia (“Merger – Retiro Baixo” and “Protocol and Justification – Retiro Baixo”, respectively); d. To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – Retiro Baixo, the Merger – Retiro Baixo, pursuant to the Protocol and Justification – Retiro Baixo; and e. To authorize the Company’s management to take all actions necessary to implement the Merger – Retiro Baixo. (iii) Regarding the merger of SPE Nova Era Janapu Transmissora S.A. (“NE Ja-napu”): a. To ratify the appointment of Apsis as the appraisal firm responsible for preparing the appraisal report on the book value of net equity of NE Janapu (“Book Value Appraisal Report – NE Janapu”); 17 b. To approve the Book Value Appraisal Report – NE Janapu; c. To approve the Protocol and Justification of Merger of Companies, en-tered into between the officers of the Company and the officers of NE Janapu, which sets forth the terms and conditions of the merger of NE Janapu into AXIA Energia (“Merger – NE Janapu” and “Protocol and Justification – NE Janapu”, respectively); d. To approve, with effectiveness conditioned upon the implementation of the conditions precedent set forth in the Protocol and Justification – NE Janapu, the Merger – NE Janapu, pursuant to the Protocol and Justification – NE Janapu; and e. To authorize the Company’s management to take all actions necessary to implement the Merger – NE Janapu. 2.3. Clarifications on the EGM Agenda At the outset, it is clarified that the matters will be submitted to the vote of the Company’s shareholders in separate blocks, as follows: • The subitems of item (i) of the Agenda, relating to the mergers of Juno and Tijoá Energia, will form a single voting block, considering that the Merger – Juno and the Merger – Tijoá Energia will be carried out in two successive and interdepend-ent stages: (i) first, the Merger – Juno, pursuant to the Protocol and Justification – Juno, whereby the Company will come to hold all of Tijoá Energia’s capital stock; and (ii) thereafter, the Merger – Tijoá Energia. • The subitems of item (ii), relating to the Merger – Retiro Baixo, and the subitems of item (iii), relating to the Merger – NE Janapu, will each form their own inde-pendent voting block. In all cases, the subitems of a given item will be considered as part of the same block, being voted jointly and indivisibly. The Company clarifies that the purpose of this section is to analyze the matters submitted for review at the Meeting, thereby allowing shareholders to form their conviction and make an informed and considered decision. 18 2.3.1. The Mergers The mergers constitute a corporate reorganization instrument widely used by economic groups seeking the restructuring and consolidation of operational, administrative, and tax activities, as well as synergies, operational gains, cost reduction, simplification of corporate and organizational structures, greater speed in decision-making, and en-hanced competitiveness and efficiency of the group vis-à-vis competitors. Therefore, as a result of the Merger – Juno, the Merger – Tijoá Energia, the Merger – Retiro Baixo, and the Merger – NE Janapu (together, the "Mergers"), the Company will come to carry out the activities of such companies with higher levels of corporate gov-ernance and with the potential to unlock value associated with the benefits described above. It is noted that the Company holds, directly and indirectly, all of the shares issued by the companies to be merged. 2.3.1.1. Merger – Juno and Merger – Tijoá Energia Description Tijoá Energia is the concessionaire responsible for the Três Irmãos Hydroelectric Power Plant (“Três Irmãos HPP”), located on the Tietê River, in the Municipality of Andradina, State of São Paulo, with an installed capacity of 808 MW and a concession in effect until 2044. Currently, the Company already holds, directly and indirectly, 100% of Tijoá Energia’s capital stock, it being noted that: (a) 49.9% of its shares are held by the Company; and (b) 50.1% of its shares are held by Juno, a holding company subsidiary of the Company. It is worth noting that this consolidation of Tijoá Energia (and of the Três Irmãos HPP) by the Company was recently completed, considering the transaction for the purchase and sale of the equity interest in Juno announced on October 29, 2025, and closed on June 2, 20261. On that occasion, the Company acquired all of the interest previously held by 1 As per the Material Fact and the Notice to the Market disclosed by the Company on October 29, 2025 and June 2, 2026, respectively. 19 Triunfo Participações e Investimentos S.A. and Mercúrio Participações e Investimentos S.A. in Juno, with Juno becoming wholly held by the Company. In this context, in order for the Merger – Tijoá Energia to be carried out, the Merger – Juno will first be carried out, whereby the Company will come to directly hold all of Tijoá Energia’s capital stock. Thereafter, the Merger – Tijoá Energia itself will be carried out on an immediately subsequent basis. The Merger – Juno and the Merger – Tijoá Energia are interdependent transactions and, in this regard, will be implemented, for all purposes, on the same date, after the fulfillment of the conditions precedent. In this respect, it is emphasized that the Merger – Juno and the Merger – Tijoá Energia are conditioned upon obtaining the necessary prior consent from the Brazilian Electricity Regulatory Agency – ANEEL (“ANEEL”) for the transfer of ownership of the concession of the Três Irmãos HPP from Tijoá Energia to the Company, pursuant to the applicable regulations. As a result of the transaction described herein, on the effective date of the mergers, Juno and Tijoá Energia will be extinguished, it being certain that the Company will succeed them in all their rights and obligations, pursuant to Article 227 of the Brazilian Corpora-tions Law. Merged Equity For purposes of Article 224, item III, Article 226, and Article 227, paragraphs 1 and 3, of the Brazilian Corporations Law, the net equity of Juno and Tijoá Energia was ascertained by Taticca Auditores e Consultores Ltda., headquartered in the city of São Paulo, State of São Paulo, at Rua Doutor Geraldo Campos Moreira, 375, suite 51, Cidade Monções, enrolled with the CNPJ under No. 12.651.123/0001-71, registered with the Regional Ac-counting Council of the State of São Paulo (CRC/SP) under No. 2SP034902/O (“Taticca”) based on its respective book value, as provided for in Articles 183 and 184 and permitted by Article 226, paragraph 3, of the Brazilian Corporations Law. The Book Value Appraisal Report – Juno and the Book Value Appraisal Report – Tijoá Energia, prepared by Taticca, were made available on this date on AXIA Energia’s web-site (https://ri.axia.com.br/en/) and on the Empresas.NET System (category “Dados Econômico-Financeiros”, type “Laudo de Avaliação”), which may be accessed on the 20 electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 (https://www.b3.com.br/en_us). Additionally, in compliance with Article 25 of RCVM 81, the information relating to Taticca is available in EXHIBIT 1 to this Management Proposal, and Taticca’s work proposal is set forth in EXHIBIT 2 to this Management Proposal. In addition, EXHIBIT 4 to this Management Proposal contains the information on the Merger – Juno and the Merger – Tijoá Energia, in compliance with Article 22 of RCVM 81. 2.3.1.2. Merger – Retiro Baixo Description Retiro Baixo is a wholly-owned subsidiary of the Company and holds the concession of the Retiro Baixo Hydroelectric Power Plant, located on the Paraopeba River, in the Mu-nicipalities of Pompéu and Curvelo, State of Minas Gerais. The Merger – Retiro Baixo is conditioned upon obtaining the necessary prior consent from ANEEL for the transfer of ownership of Retiro Baixo’s electric power transmission project to the Company, pursuant to the applicable regulations. As a result of the transaction described herein, on the effective date of the Merger – Retiro Baixo, Retiro Baixo will be extinguished, it being certain that the Company will succeed it in all its rights and obligations, pursuant to Article 227 of the Brazilian Corpo-rations Law. Merged Equity For purposes of Article 224, item III, Article 226, and Article 227, paragraphs 1 and 3, of the Brazilian Corporations Law, Retiro Baixo’s net equity was ascertained by Apsis Con-sultoria e Avaliações Ltda., headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, 62, 6th floor, Centro, Zip Code 20021-290, enrolled with the CNPJ under No. 08.681.365/0001-30, registered with the Regional Accounting Council of the State of Rio de Janeiro (CRC/RJ) under No. 005112/O-9 (“Apsis”) based on its book value, as provided for in Articles 183 and 184 and permitted by Article 226, para- 21 graph 3, of the Brazilian Corporations Law, pursuant to the Book Value Appraisal Report – Retiro Baixo. The Book Value Appraisal Report – Retiro Baixo, prepared by Apsis, was made available on this date on AXIA Energia’s website (https://ri.axia.com.br/en/) and on the Empre-sas.NET System (category “Dados Econômico-Financeiros”, type “Laudo de Avaliação”), which may be accessed on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 (https://www.b3.com.br/en_us). Additionally, in compliance with Article 25 of RCVM 81, the information relating to Apsis is available in EXHIBIT 1 to this Management Proposal, and Apsis’s work proposal is set forth in EXHIBIT 3 to this Management Proposal. In addition, EXHIBIT 5 to this Management Proposal contains the information on the Merger – Retiro Baixo, in compliance with Article 22 of RCVM 81. 2.3.1.3. Merger – NE Janapu Description NE Janapu is a wholly-owned subsidiary of the Company, incorporated as a special pur-pose company, and holds the concession for Lot 4 of Transmission Auction No. 01/2023. The Merger – NE Janapu is conditioned upon obtaining the necessary prior consent from ANEEL for the transfer of ownership of NE Janapu’s electric power transmission project to the Company, pursuant to the applicable regulations. As a result of the transaction described herein, on the effective date of the Merger – NE Janapu, NE Janapu will be extinguished, it being certain that the Company will succeed it in all its rights and obligations, pursuant to Article 227 of the Brazilian Corporations Law. Merged Equity For purposes of Article 224, item III, Article 226, and Article 227, paragraphs 1 and 3, of the Brazilian Corporations Law, NE Janapu’s net equity was ascertained by Apsis based 22 on its book value, as provided for in Articles 183 and 184 and permitted by Article 226, paragraph 3, of the Brazilian Corporations Law. The Book Value Appraisal Report – NE Janapu, prepared by Apsis, was made available, on this date, on AXIA Energia’s website (https://ri.axia.com.br/en/) and on the Empre-sas.NET System (category “Dados Econômico-Financeiros”, type “Laudo de Avaliação”), which may be accessed on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 (https://www.b3.com.br/eu_us). Additionally, in compliance with Article 25 of RCVM 81, it is reiterated that the information relating to Apsis is available in the information on the appraisers set forth in EXHIBIT 1 to this Management Proposal, and that Apsis’s work proposal is set forth in EXHIBIT 3. In addition, EXHIBIT 6 to this Management Proposal contains the information on the Merger – NE Janapu, in compliance with Article 22 of RCVM 81. 2.3.1.4. General Conditions of the Mergers Capital Increase Given that AXIA Energia holds all of the capital stock of Juno, Retiro Baixo, and NE Janapu and that, on the date of implementation of the Merger – Tijoá Energia, it will also hold all of Tijoá Energia’s capital stock, the Mergers will involve only companies wholly held by AXIA Energia, and, therefore, will be effected without a capital increase of AXIA Energia. Exchange Ratio There will be no exchange ratio between shares issued by Juno, Tijoá Energia, Retiro Baixo, and NE Janapu and shares issued by the Company, given that: (i) the Company holds all of the shares issued by Juno, Retiro Baixo, NE Janapu and that, on the date of implementation of the Merger – Tijoá Energia, it will also hold all of Tijoá Energia’s capital stock; (ii) there will be no capital increase or issuance of new shares by the Company as a result of the Mergers; and (iii) there will be no migration of any shareholder of Juno, Tijoá Energia, Retiro Baixo, and NE Janapu into the Company’s capital stock. Withdrawal Right 23 There will be no withdrawal right as a result of the Mergers. The withdrawal right, in merger transactions, is ensured to the dissenting shareholders of the merged company, pursuant to the Brazilian Corporations Law. In this case, con-sidering that, at the time of consummation of the Mergers, the sole shareholder of Juno, Tijoá Energia, Retiro Baixo, and NE Janapu will be the Company itself, there will be no dissenting shareholder able to exercise the withdrawal right. 2.4. List of Exhibits o EXHIBIT 1 Information on the appraisers (In accordance with Exhibit L to RCVM 81). o EXHIBIT 2 Taticca’s work proposal o EXHIBIT 3 Apsis’s work proposal o EXHIBIT 4 Information on the Merger – Juno and the Merger – Tijoá Energia (In accordance with Exhibit I to RCVM 81) o EXHIBIT 5 Information on the Merger – Retiro Baixo (In accordance with Exhibit I to RCVM 81) o EXHIBIT 6 Information on the Merger – NE Janapu (In accordance with Exhibit I to RCVM 81) 2.5. Conclusion In view of the foregoing, the Company’s Board of Directors approved the call of the Meet-ing, pursuant to this Management Proposal and its Exhibits, and recommended the ap-proval of the matters presented herein. 24 Rio de Janeiro/RJ, July 24, 2026. Vicente Falconi Campos Chairman of the Board of Directors 25 EXHIBIT 1 Information on the appraisers (In accordance with Exhibit L to RCVM 81). 1. List the appraisers recommended by the management The management of AXIA Energia S.A. (“Company”) has appointed: (a) Taticca Auditores e Consultores Ltda., headquartered at Rua Doutor Geraldo Campos Moreira, 375, Suite 51, Cidade Monções, city of São Paulo, State of São Paulo, enrolled with the National Registry of Legal Entities of the Ministry of Finance (“CNPJ”) under No. 12.651.123/0001-71, registered with the Regional Accounting Council of São Paulo under No. CRC 2SP034902/O (“Taticca”), which was engaged by the Company, subject to the ratification of such engagement by the shareholders, for purposes of pre-paring the appraisal reports of the book value of net equity of Juno Participações e In-vestimentos S.A. (“Juno”) and Tijoá Participações e Investimentos S.A. (“Tijoá”), both as ascertained through the accounting books as of June 10, 2026, for purposes of the mer-ger of Juno and Tijoá into the Company. (b) Apsis Consultoria e Avaliações Ltda., headquartered at Rua do Passeio, 62, 6th floor, Centro, city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ under No. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under No. 005112/O-9 (“Apsis”), which was engaged by the Company, subject to the ratification of such engagement by the shareholders, for purposes of preparing the appraisal reports of the book value of net equity of SPE Nova Era Janapu Transmissora S.A. (“NE Janapu”) and Retiro Baixo Energética S.A. (“Retiro Baixo”), as ascertained in the closing balance sheets of December 31, 2025, for purposes of the merger of NE Janapu and Retiro Baixo into the Company. 2. Describe the qualifications of the recommended appraisers Taticca With more than 12 years of operation in the market, 30 partners, and a team comprising more than 200 professionals, Taticca provides external and internal audit services, tax consulting, business advisory, corporate finance, training, technology, forensic ser-vicesand investigations, sustainability, risk mapping, accounting, and related services. 26 Taticca has experienced and qualified professionals, duly registered to act as independ-ent auditors in Brazil, with the National Registry of Independent Auditors (CNAI) and the Brazilian Securities and Exchange Commission (“CVM”), as well as in the United States, with the Public Company Accounting Oversight Board (PCAOB), in addition to being au-thorized to issue appraisal reports. Taticca is a member of Allinial Global, one of the leading global associations of independ-ent audit, accounting, and consulting firms. With a strategic presence in 10 Brazilian States and the Federal District, the company maintains proximity to its clients on a na-tional level. Through the Allinial Global network, Taticca also has international reach, being present in 112 countries. Apsis With 47 years of operation in the market, Apsis stands out as an independent consulting firm specialized in appraisals, valuation, accounting and tax consulting, due diligence, fixed assets, governance, risk and compliance, sustainability, and strategic consulting. Throughout its history, Apsis has built substantial experience in providing services to large companies, having issued more than 25 thousand reports, registered more than 500 reports with the CVM, appraised more than R$ 700 billion in assets and businesses, in addition to more than R$ 85 billion in appraised properties. The company has a qualified technical team and a professional structure compatible with the nature of the contracted services, working on projects involving appraisal, accounting and tax consulting, accounting, tax, labor, and social security due diligence, in addition to projects focused on the analysis of accounting and financial processes. Apsis is also recognized by Leaders League in the Accounting and Finance, Economics & Financial Valuation, Due Diligence, and Real Estate rankings, having been named a leader in Transaction Services – Valuation. 27 3. Provide a copy of the work and remuneration proposals of the recom-mended appraisers The work and remuneration proposal submitted by Taticca for the work described in item 1 above is attached to the Management Proposal as EXHIBIT 2. In turn, the work and remuneration proposals submitted by Apsis for the work described in item 1 above are attached to the Management Proposal as EXHIBIT 3. 4. Describe any relevant relationship existing in the last 3 (three) years be-tween the recommended appraisers and parties related to the company, as defined by the accounting rules governing this matter In the last three years, Taticca and Apsis provided services related to the issuance of reports, review work, and limited assurance for the Company and its related parties. The management of the Company, as well as Taticca and Apsis, understand the ethical and independence requirements necessary to carry out such work, pursuant to accounting standard CTG No. 2002, of November 22, 2018, which sets forth the technical and pro-fessional standards to be observed by the accountant for the issuance of appraisal re-ports of net assets at book value. Taticca provided the following services to the Company and/or its related parties: • Accounting advisory for the review, closing, and preparation of corporate and reg-ulatory financial statements, including statements prepared in accordance with IFRS standards; • Issuance of accounting and appraisal reports for purposes of corporate reorgani-zations, including mergers, reverse mergers, spin-offs, transfer of equity interests, and transfer of concession agreements; • Issuance of equity appraisal reports of fixed assets of wind farms; • Issuance of reports for purposes of goodwill allocation, including Purchase Price Allocation – PPA work; and • Provision of technical and professional support services, on demand, including 28 support in the preparation of ancillary obligations and the preparation of real estate ap-praisal reports. In turn, Apsis provided the following services to the Company and/or its related parties: • Appraisal services and preparation of real estate appraisal reports, including ap-praisals carried out on demand by means of specific work orders, mainly relating to the Company’s properties; • Provision of real estate appraisal services in various locations, including, among others, Pedregulho/SP, Candiota/RS, Recife/PE, Paulo Afonso/BA, Ibiraci/MG, Campos dos Goytacazes/RJ, Guarulhos/SP, Itumbiara/GO, Américo Brasiliense/SP, Piranhas/AL, Santana do Livramento/RS, Florianópolis/SC, Rio de Janeiro/RJ, Messias/AL, Mi-naçu/GO, Planura/MG, Uberlândia/MG, Alto Paraguai/MT, and Presidente Figuei-redo/AM; • Reappraisal services for properties and assets, including reappraisals relating to the Company’s properties; • Accounting consulting services; • Business valuation services; and • Issuance of an accounting appraisal report for merger purposes. 29 EXHIBIT 2 Taticca’s work proposal (Document follows on the next page.) AXIA ENERGIA S.A. Proposal for professional services for issuing Appraisal report on the net worth at book value determined based on the accounting books of JUNO PARTICIPAÇÕES E INVESTIMENTOS S.A. and TIJOÁ ENERGIA S.A. ESCRITÓRIOS SÃO PAULO . BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO AXIA ENERGIA S.A. Avenida Graça Aranha, 26, Loja, Centro – 20030-900 Rio de Janeiro - SC Att.: Management Dear Sirs: It is with great satisfaction that we present our proposal for professional services regarding the preparation of two (2) Appraisal report on the net worth at book value determined based on the accounting books, to be used as support for the corporate reorganization planned by this Company, in the context of the merger of JUNO PARTICIPAÇÕES E INVESTIMENTOS S.A. and TIJOÁ ENERGIA S.A. We understand the relevance of this operation for the Company and collect to AXIA ENERGIA all of the necessary resources at disposition for executing this work, in accordance with the highest technical and quality standards required by the profession. Our work is guided by personalized services, carried out by a team of experienced professionals, with the direct involvement of TATICCA executives at every stage of the project, ensuring closeness, agility, and consistency in the results. We reaffirm our commitment to carrying out this work with dedication and excellence. We remain fully available to provide any additional clarifications regarding this proposal and look forward to the opportunity to contribute to AXIA ENERGIA in this strategic project.. Private and Confidential Proposal TTC/SC 0269.2026 This letter has been prepared exclusively for AXIA ENERGIA, with the purpose of enabling the analysis of the proposal presented by TATICCA. Just like AXIA ENERGIA, TATICCA operates in a highly competitive environment, in which intellectual property, methodologies, technical approaches, and confidentiality constitute essential elements of our competitive advantage. For this reason, this document is classified as strictly confidential and restricted for use by AXIA ERNGIA’s Management, and must not be reproduced, disclosed, or shared with third parties other than the expressly designated recipients herein. RENATO MATEUS GONÇALVES Partner Sincerely, TATICCA Auditores e Consultores Ltda. Blumenau, May 08, 2026 ESCRITÓRIOS SÃO PAULO . BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO 1. SCOPE Based on the information provided, the Company demands the issuance of 2 (two) Appraisal report on the net worth at book value determined based on the accounting books, intended to support its corporate reorganization, in accordance with the applicable corporate legislation and any relevant regulatory requirements. The scope will comprise the evaluation of the shareholders´ equity of the companies involved, as of the base date to be defined by the client, based on the accounting information provided by the management and on procedures we apply that we deem necessary to support the conclusion of the Appraisal Report, including (when applicable) reconciliations, consistency analyses and coherence checks among the balances that make up the net accounting assets. Additionally, our scope includes: (i) support the interactions with the legal advisors of the Company, strictly with respect to providing the information and technical clarifications necessary for the preparation of the corporate acts; and (ii) support to the Company’s independent auditors, when applicable, limited to clarifying assumptions, methodology, and making our working papers available for review, to the extent necessary to support the audit procedures conducted by such auditors. The Reports will be prepared in accordance with CTG 2002, issued by the Federal Accounting Council (CFC), and with Law No. 6.404/76, as applicable to the nature and structure of the transaction. Characteristics Description Entity subject to the report: AXIA ENERGIA S.A. Type of reorganization: 1. JUNO PARTICIPAÇÕES E INVESTIMENTOS S.A. 2. TIJOÁ ENERGIA S.A. Base date of report: To be defined by the client Valuation method: Net accounting assets Presentation currency: BRL – Brazilian Reais Language of preparation: Portuguese and English 2. REPORT AND DELIVERABLES At the conclusion of the work, TATICCA will issue two (2) Appraisal report on the net worth at book value determined based on the accounting books, in accordance with CTG 2002, issued by the Federal Accounting Council, and Law No. 6.404/76. ESCRITÓRIOS SÃO PAULO . BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO 3. ITEMS OUT OF THE SCOPE, UNLESS OTHERWISE CONTRACTED The following items are not included in the proposed scope and will only be carried out under a specific engagement, with defined deliverables, deadlines, and fees: • Perform review work outside the scope of this proposal; • Review, provide opinions, or express views on the proposed corporate reorganization; • Assess whether the transaction meets plausible economic aspects and justifications to be implemented; • Carry out accounting entries or any modifications to management reports, which are the responsibility of the client; • Evaluate the competence of individuals in their current or future roles. 4. LIMITATIONS ■ Nature of the service (Report – non-assurance). The services described in this proposal consist of the preparation and issuance of an Asset Appraisal Report based on the net accounting assets (shareholders’ equity), for corporate purposes, in accordance with CTG 2002 and Law No. 6.404/76. This work does not constitute an audit, limited review, or any other assurance/attestation engagement performed in accordance with auditing standards. Accordingly, TATICCA will not issue an audit opinion, review report, or any form of assurance regarding the underlying financial statements, the accounting/management information used, or the effectiveness of internal and operational controls. ■ Accounting criteria and inherent limitations. The Report will be prepared based on the net accounting assets criterion, reflecting the balances recorded in the Company’s accounting books, in accordance with the accounting policies applied by Management. Accordingly, the Report does not represent (i) fair market value; (ii) economic value; (iii) valuation for investment purposes; or (iv) potential negotiation price of assets and liabilities. Likewise, the Report does not include the identification, measurement, or recognition of goodwill, fair value adjustments, unrecorded intangibles, or synergies, unless specifically engaged under a formalized additional scope. ■ Responsibility of Management. It is the sole responsibility of Management to: (i) maintain and ensure the integrity of the accounting records and internal controls; (ii) select, apply, and ensure the consistency of accounting policies; (iii) make the estimates and judgements used in the preparation of accounting information; and (iv) provide complete and reliable information, as well as the final ESCRITÓRIOS SÃO PAULO .. BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO approval of the Report and related corporate acts. TATICCA does not assume any responsibility for impacts occurring through incomplete, imprecise and inconsistent information provided by Management or by third parties. ■ Not detection of fraud or irregularities. Our procedures are not planned to identify fraud, illegal acts, deviations, irregularities or material errors and, therefore, we do not assume any responsibility to detect fraud or incorrect representations occurred through omissions, distortions or undue information provided by Management or third parties. If any relevant indications are identified during the execution, they will be communicated to Management for evaluation and appropriate action. ■ Legal, fiscal, labor and contingency issues. TATICCA does not provide services of legal, fiscal or labor counselling within this scope, nor it will realize the evaluation of judicial risk (e.g., classifying the probability of loss as remote, possible, or probable) or an independent measurement of contingencies, unless specifically engaged to do so. Information regarding contingencies and exposures will be considered based on supporting documentation and assessments provided by Management and/or its legal advisors, where applicable. ■ Use and users of the Report. The Report will be issued exclusively for the corporate purpose described in the proposal, in the context of the pretended reorganization, and not must be utilized for any other purpose (e.g., caption, guarantee, negotiation with third parties, evaluation for M&A), without our prior consent and assessment of adequacy. Use by third parties will depend on the distribution terms and conditions agreed upon in the proposal/contract ESCRITÓRIOS SÃO PAULO . BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO TATICCA is a firm-member Brazil of ALLINIAL GLOBAL and we are presented in more than 112 countries. ALLINIAL GLOBAL occupies the 9th position in global ranking of auditing and consulting. Present in hundreds of locations with more than 4 thousand partners and more than 44 thousand collaborates. The consolidated annual revenue is higher than US$ 6.8 billion. Being part of ALLINIAL GLOBAL permits us to attend better our clients and project locally and internationally. In Brazil we have 8 offices in 8 states, BUT WE ACT ALL OVER BRAZIL, with a team of more than 250 specialists. # Firm US$ Bi 1 Deloitte 59,3 2 PWC 50,3 3 EY 45,4 4 KPMG 34,6 5 BDO 12,8 6 Praxity 8,8 7 RSM 8,1 8 GTT 7,2 9 Allinial Global 6,8 10 Crowe 4,9 11 Baker Tilly 4,2 12 HLB 4,0 13 Moore 3,5 14 Prime 3,5 15 GGI 3,2 16 Kreston 2,6 17 LEA 2,3 18 DFK 1,5 19 BKR 1,5 10ª auditoria e consultoria +22 mil staff +65 países 7 escritórios + 100 especialistas + 10 Sócios +USD 6.8 Bi Sales +4 k Partners 9th Auditing & consulting +44 k +112 countries +1,100 offices 8 offices 250 specialists 30 Partners MANAUS ESCRITÓRIOS SÃO PAULO . BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO RENATO MATEUS GONÇALVES Technical responsible partner CLEBER DOMINGOS Director Acts in auditing, consulting, and corporate finance since 2000, with experience in both national and multinational companies. He began his career at Prospecta Auditores, consolidated his expertise at EY as a Senior Manager, co-founded Berkan Auditores, and since 2016 has been a partner at TATICCA, where he leads the Corporate Finance practice and the Blumenau office. Holds a Bachelor’s degree in Accounting from the University of Southern Santa Catarina, a Postgraduate degree in Finance, Investments, and Banking from PUC-RS, and advanced studies in Information Systems from Leonardo da Vinci University. Participated in executive education programs, including: Digital Executive Education Program (IESE), Mergers & Acquisitions (Insper), Nudging to Shape Decisions (University of Chicago), and Advanced Valuation (NYU Stern). He also holds professional certifications in: Valuation for Financial Reporting (ASA BV401), Financial Modeling & Valuation Analyst (FMVA®), Certificate in International Financial Reporting (ACCA/UK), Excel Specialist & Expert (Microsoft), and Quantitative Modeling (Wharton). His professional qualifications include registration with the Regional Accounting Council (CRC-SC 04260/O-6), the National Registry of Independent Auditors authorized by the Brazilian Securities Commission (CNAI CVM 6383), and the National Registry of Accounting Experts (CNPC 7308). He is also a member of IBRACON, ASA, and IBGC. He has participated in significant projects with companies such as BRF, Brookfield, Patria, TPI, Viveo, WEG, among others. Acts in accounting since 2004 and entered the fields of auditing and consulting in 2008. Today, he serves as a director responsible for consulting engagements in Accounting, Tax, Valuation Reports for Mergers, Spin-offs, and Incorporations, Risk and Controls Management, Fraud Investigations, M&A transactions, and Audits of Financial Statements. He has extensive experience serving large national and international companies across sectors such as energy generation, consumer products and industry, maritime, metal-mechanical, food, and credit cooperatives. Key clients served include BRF S.A., CONCEBRA, VIRACOPOS, Grupo Almeida Junior, CELESC S.A., Energética Fazenda Velha S.A., GELG Transmissão S.A. among others. He is qualified in auditing practices under BRGAAP, IFRS, and USGAAP, capital markets, Sarbanes-Oxley Act compliance, PMO, and audits of R&D and PEE regulated by ANEEL. He holds a Bachelor’s degree in Accounting (FURB/SC), an MBA in Tax Management (INPG/SP), and is a Member of the Institute of Independent Auditors of Brazil. – IBRACON; affiliated to CRC/SC under nº SC 031.654/O-7 and Register of National Independent Auditors – CNAI under nº 4.458. ESCRITÓRIOS SÃO PAULO . BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO OTFRIED SCHNABEL Director IBERE JARETA Senior manager Executive with solid professional experience profissional in auditing and consulting of national companies and with german, austrian and swiss capital. Acted for 7 years as auditing manager at BDO Deutsche Warentreuhand AG of Germany. Manager at German Desk at EY Brazil, where he acted for 4 years attending clients with German capital, among them Mahle Metal Leve, Netzsch do Brasil, Witzenmann do Brasil between others. Qualified in auditing practices for IFRS, German GAAP, US GAAP and BR GAAP. For more than 3 years acted and Regional Manager at the Brazilian -German Chamber of Commerce and Industry Câmara de Comércio e Indústria Brasil-Alemanha fostering business between the two countries. Controlling and Financing Manager at EKW do Brasil, controlled by EKW GmbH Group for 3 years. Possess Bacharel in Business Admnistration by the University of Applied Sciences in Kiel/Germany and in Accounting from FURB in Blumenau, with an active CRC registration. Iberê holds degrees in Economics and Accounting and MBA in Finance, Controllership, Auditing, and Compliance. He has 18 years of professional experience in national and multinational companies in the areas of Finance, Controllership, Auditing, Accounting, and Financial Planning. He has strong expertise in coordinating Financial Statements under IFRS and BRGAAP, as well as preparing financial and management reports. Iberê also has experience in identifying corporate opportunities and business restructuring. ESCRITÓRIOS SÃO PAULO . BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO Our Company and our professionals possess the best qualifications of the Market. On the side we present some of them. ESCRITÓRIOS SÃO PAULO .. BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO USD USD Our commitment to AXIA ENERGIA is to provide services with quality and efficiency. In this spirit , we seek to present fees that are fair and competitive, allowing the allocation of qualified professionals to achieve the expected objectives. We are always willing to revisit the proposed fees, should it be necessary to align the expectations or the specified conditions of our clients For this work, we propose fees of R$ 65.000,00 (sixty-five Thousand Brazilian Reais), that would be invoiced in 2 (two) installments, monthly, equal and consecutive, due of the first installment 20 (twenty) days after approval of this proposal, according to the details presented in the table beside: Appraisal report determined based on the accounting books - Juno Participações e Investimentos S.A. R$ 26.448,50 - Tijoá Energia S.A. R$ 26.448,50 Gross-up taxes R$ 12.103,00 Our fees do not include eventual travel expenses necessary for the execution of this work. In case of such necessity, travel will be previously discussed and approved by AXIA ENERGIA, and the respective expenses must be reimbursed. Our professional fees already include the applicable taxes on services, at the time of invoicing, through the gross-up methodology. Currently, the applicable taxes total 18.62%, distributed as follows: ISS (3.00%), PIS (0.65%), COFINS (3.00%), IRPJ (8.80%), and CSLL (3.17%). As of 2027, with the entry into force of the Consumption Tax Reform and the replacement of PIS/COFINS by CBS, invoicing will automatically follow the new system, with the corresponding tax adjustments, in accordance with the legislation in effect at the time, while maintaining the preservation of the net value of the contracted fees. We emphasize that the conclusion of our procedures depends on the level of cooperation and involvement of the professionals of the Company which will participate in the project and, principally, of the disposition of information in enabled time. Case the received collaboration is not compatible with our expectations, we will position your Administration in respect of alternation in duration of our work. Our hours budget was elaborated on the basis of our experience in similar works, which we believe are suitable under the circumstances. Case any type of change will occur, or not expected difficulties will arise, we will discuss immediately with your Administration, in the sense to adjust the scope of work or review the effects on our budget. TOTAL FEES 485 R$ 65.000,00 ESCRITÓRIOS SÃO PAULO . BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO We expect that our proposal attends your expectations and we thank you for the opportunity to provide services to AXIA ENERGIA. Case the present Contract reflects commercial conditions and terms and conditions in the appendix in the precise form that on the basis the Company agrees to contract us, please assign in the reserved space below in name of your Company and develop one way of this document to TATICCA. By accepting this commercial proposal, the Client declares agreement with this commercial proposal, including its General Terms and Conditions of Service. TATICCA Auditores e Consultores Ltda. RENATO MATEUS GONÇALVES Partner AXIA S.A. Contractor Testimony: Testimony: CPF: CPF: ESCRITÓRIOS SÃO PAULO . BELO HORIZONTE. BLUMENAU. BRASÍLIA. CURITIBA . PORTO ALEGRE. RIO DEJANEIRO General conditions – TATICCA Auditores e Consultores Ltda. Nature and Scope: The services are of means, not of result. No guarantee of outcome is provided, nor responsibility for the client’s business decisions. The work does not constitute an audit, assurance, or legal/tax opinion. Deadlines and Updates: Schedules are estimates and may vary due to factors beyond TATICCA’s control. The report reflects information and assumptions available at the valuation date; TATICCA is not obligated to update the report for subsequent events. Acceptance: Deliverables will be deemed accepted if no written objection is made within 15 calendar days of delivery. Temporal Validity: The conclusions issued in the final report are valid exclusively for the base date defined in the scope and will not reflect events occurring after issuance. Management Information: The client’s management is responsible for the information and documents provided (trial balances, financial statements, asset reports, among others). TATICCA will rely on this information without independent verification. False/Incomplete/Inaccurate Information: The client is responsible for reviewing and approving the issued report and shall reimburse costs/losses arising from the use of TATICCA’s reports. Use and Responsibility for Use: The client is solely responsible for approving and agreeing with the content before any use (internal, regulatory, contractual, or with third parties). Any use is at the client’s own risk; third parties may not rely on the report without TATICCA’s prior written authorization. Intellectual Property and Working Papers: Methodologies, models, spreadsheets, databases, algorithms, templates, and working papers are TATICCA’s intellectual property and will not be provided to the client. The client receives only the final products (report/opinion) under a non-exclusive license, solely for internal use and the contracted purpose, with disclosure to third parties prohibited without TATICCA’s prior written consent. Limitation of Liability: TATICCA’s total liability, under any circumstance, is limited to the amount of fees actually paid under this contract. This limitation covers all indemnities owed between the parties, individually or in aggregate. Professional Judgment: The client acknowledges that valuations involve estimates and professional judgment, which may vary among qualified evaluators using legitimate standards and databases, and that contracts may admit different interpretations. The client undertakes to carefully analyze the report presented by TATICCA, reviewing the assumptions used, with sole responsibility for agreement and validation of these elements. Confidentiality and Personal Data: The parties shall maintain confidentiality of exchanged information, except as required by law/regulation. In processing personal data (LGPD), the client is the Controller and TATICCA is the Processor. Third-Party Indemnification: The client shall indemnify TATICCA and its professionals against third-party claims related to the use of the report/deliverables, except in cases of willful misconduct or bad faith by TATICCA. Fees, Expenses, and Suspension: Invoices are due within 10 business days; late payment incurs a 2% penalty, 1% monthly interest, and monetary correction. Necessary expenses will be reimbursed. TATICCA may suspend or terminate services for nonpayment, lack of essential information, or regulatory/independence impediments. Subcontracting and Team: TATICCA may subcontract specialists/related entities, remaining responsible for delivery. Termination: Either party may terminate with 30 days’ notice. TATICCA may terminate immediately for nonpayment, lack of essential information, conflict/independence, legal impediment, or reputational risk. Fees and expenses are due up to the termination date. Materiality: Reasonable materiality thresholds and rounding apply without altering conclusions. Force Majeure: Events beyond reasonable control (e.g., strikes, government acts, severe market/data unavailability) suspend deadlines without liability. Non-Solicitation/Non-Hiring: During the term and for 12 months thereafter, the client shall not solicit, recruit, or hire TATICCA employees, nor former employees separated less than 6 months, who worked on the project, including via companies or third parties. Exceptions: (i) hires through public/general processes (broad ads, no targeting); (ii) TATICCA’s prior written consent. In case of violation, the client shall pay reasonable compensatory indemnity equal to up to 12 months of the professional’s gross salary at the time of separation, non-punitive. Compliance and Reputational Risk: TATICCA may suspend or discontinue work, without charge, if new facts arise involving criminal investigations, administrative proceedings, or significant reputational risks related to the evaluated companies, their controllers, or related parties, including money laundering, terrorism financing, or other infractions compromising independence or professional integrity. Compliance Declaration: Engagement presumes that the client and evaluated companies are not involved in illicit practices that may constitute violations of anti-corruption, organized crime, or anti-money laundering laws. Any contrary information must be immediately communicated to TATICCA for reassessment of project continuity. Market Sources: Third-party databases and transactions may contain limitations and delays; TATICCA may use and cite such sources but does not guarantee completeness or continuous updating. Law and Jurisdiction: The parties declare capacity and authority to execute this instrument, which shall be governed by the laws of the Federative Republic of Brazil, with jurisdiction in São Paulo/SP to resolve disputes. This instrument is executed electronically, pursuant to applicable law, with signatures valid, binding, and fully effective.43 EXHIBIT 3 Apsis’s work proposal a) Merger - Retiro Baixo (Document follows on the next page.) AP-00849/26 Contato Comercial THIAGO BASTOS Thiago.bastos@apsis.com.br Proposal for Provision of new Services RETIRO BAIXO ENERGÉTICA S.A. July 03, 2026 CNPJ: 07.783.055/0001-64 Ruston Max Siqueira Ruston.siqueira@axia.com.br Leaders in Valuation for the 2nd consecutive year by the Leaders League SERVINGTHE LARGEST COMPANIES IN THE MARKET. R$ 85 bi+in properties valued 500+ reports registered with the CVM * All amounts in BRL 23 Million+ assets inventoried and reconciled 25,000+ reports issued APSIS HAS BEEN DOING THIS FOR 47 YEARS 130 Million+carbon credits evaluated 250+specialized consulting projects delivered R$ 700 bi+ in assets valued Recognized in the ranking of the Leaders League for Accounting and Finance, Economics & Financial Valuation, Due Diligence, and Real Estate. Tax and Accounting Advisory Accounting and Tax Consulting PRESENTATION OF THE SERVICE ▪ Understanding the situation ▪ Scope ▪ Required Documentation ▪ Delivery ▪ Deadline ▪ Fees PROJECT CONDITIONS ▪ Proposal Validity and Confidentiality ▪ Project Description ▪ Additional Information ▪ General Conditions ABOUT US Understanding of the Situation Pursuanttotheunderstandingheld,RETIRO BAIXO ENERGETICA S.A. ("TargetCompany",“Entity,"or“Client")contactedApsisConsultoriaeAvaliaçõesLtda.("APSIS"or"Contractor")toprepareaBusinessProposal,fortheissuanceofabookvalueAppraisalReportinaccordancewitharticles226,227,and252ofLawNo.6,404/76orinaccordancewitharticles1,116and1,117oftheCivilCode(merger),regardingtheaccountinginformationTargetCompany,relatedtothecorporatetransactiontobecarriedout.Theaforementionedcorporatetransaction,asinformedbytheEntity,consistsinthemergeroftheTarget Company byacompany to be designated by the Client. Project Description BasedonLawNo.6,404/76(PublicCompanytype)ortheCivilCode(liabilitycompanies),asappropriate,thefollowingcorporatetransactionrequirestheissuanceofAppraisalReports: ▪ Merger:Anoperationinwhichoneormorecompaniesareabsorbedbyanother,whichsucceedstheminallrightsandobligations.Forthistypeofoperation,theissuanceofareportbasedonarticles226,227,and252ofLawNo.6,404/76orarticles1,116and1,117oftheCivilCodeisrequired,wherethevalueofthenetassetstobeincorporatedisevaluatedbasedontheirbookvalueonthevaluationdate. Scope Basedontheunderstandingdescribedabove,APSISwillissueabookvalueAppraisalReportregardingthismergeronabasedateofDecember31,2025. Required Documentation Thefollowingisanon-exhaustivelistoftheinitialdocumentationrequiredbytheTargetCompany.Thecompletelistwiththenecessaryanalyseswillbesentinduecourse(afterapprovalofthereferredproposal)regardingwhatappliestothesituationoftheTargetCompanyofourwork. ForeachselectedvaluationdatebytheCompany-(DocumentationtobeprovidedbyTarget Company): ▪ TheanalyticalbalancesheetoftheTargetCompany; ▪ BalancesheettableoftheTargetCompanysignedbytheCompany’saccountant(inR$andwithdecimals); ▪ “Fromto”fromtheanalyticalbalancesheettotheBalanceSheettable; ▪ Corporateactsandlastupdatedsocialcontract; ▪ RepresentationlettersignedbyrepresentativesoftheTargetCompany(templatetobeprovidedbyAPSISandsignedbytheTargetCompany'sCEO,CFOandaccountant); ▪ Latestauditedfinancialstatements; ▪ Latestrevisedinterimfinancialinformation; ▪ InternalControlDeficienciesLetterissuedbytheindependentauditor,ifapplicable; ▪ Accountingpoliciesadopted; Project Description Required Documentation ForeachselectedvaluationdatebytheCompany-(DocumentationtobeprovidedbyTarget Company): ▪ Bank statements; ▪ Evidence of the most recent physical inventory of fixed assets; ▪ Analyticalmovementoffixedassetitemsfromthelastphysicalinventory(orthemostrecentauditedfinancialstatements)tothereport’sbasedate; ▪ Detailedfixedassetregister,includingassetidentification,acquisitiondate,usefullife,cost,andaccumulateddepreciation;and ▪ Appraisal report for land or other evidence of its market value. Ifthedocumentationand/orinformationnecessaryforthedevelopmentoftheworkisnotprovidedbytheCompanyandobtainingorpreparingthemresultsinadditionalhoursofwrkbytheAPSISteaminvolvedintheproject,saidhourswillbecalculatedandchargedaccordingtothecurrenthourlyrate/mantablepresentedinthisproposal.Itwillalsoapplywhendocumentationorinformationisreplacedafterprojectexecutionbegins. Project Description APSISwillpresentthefinalreportindigitalformat,thatis,anelectronicdocumentinPortableDocumentFormat(PDF).Itwillbeavailableinanexclusiveenvironmentonourextranetfor90(ninety)days.ThereportcanbemadeavailableindigitalformatwithelectronicsignaturesorphysicalformatandsenttotheCompany.Ifrequested,APSIScanprovideaphysicalcopyofthereport,freeofcharge,within05(five)businessdays,inasinglecopyprinteddocument. APSISestimatestopresentadraftofthereportwithin5(five)businessdays,consideringthattheCompany'sAdministrationand/orthoseinvolvedwillprovide,atthebeginningofthework,allnecessaryinformationfortheexecutionoftheworkasevidencedintheScopesectionofthisproposal.Uponreceivingthedraftofthereport,theCompanywillhaveupto20(twenty)daystorequestclarificationsandapprovethefinalissuanceofthedocument.Aftertheapprovalofthedraft,APSISwillhaveaperiodof02(two)businessdaystoissuethefinalreport.Afterthattime,APSISmayconsidertheworkcompletedandbeauthorizedtoissuethefinalinvoice,regardlessoftheissuanceofthefinalreport,aswellasbeabletoissuethelatestdraftofthereportprovidedinfinalform.Theserviceswillcommencewiththeexpressacceptanceofthisproposal,thepaymentoftheadvance,andthereceiptofthecompletedocumentationnecessaryfortheexecutionoftheworklistedinthisproposal.Changesrequestedafterthedeliveryofthedigitalreportwillbesubjecttoanewbudget. Thecommencementofserviceswilloccurupontheexpressacceptanceofthisproposal,thepaymentoftheinitialfee,andthereceiptofthecompletedocumentationnecessarytodeveloptheworklistedinthisproposal.Anyrequestedchangesafterthedeliveryofthedigitalreportwillbesubjecttoanewbudget Delivery Deadline Project Description Fees TheprofessionalfeesfortheservicesdescribedinthisproposalamounttoR$26.800,00netoftaxes(R$29.337,71grossoftaxes,whichcoverPIS,COFINS,andISStaxesbasedontheratesinforceonthedateofthisproposal,whichrepresent8.65%,andifthereisanychangeinthetaxburdenonadatebeforetheinvoicingofourfees,wewillpromptlyinformandreflecttheincreaseorreductiononthefeestobeinvoiced),tobeinvoiceduponacceptanceofthisproposal. WenotethatiftheissuanceofappraisalreportsinEnglishisrequired,additionalfeesofR$4,500.00netoftaxesperreport(R$4,926.11grossoftaxes)willbecharged.Additionally,iftheClientrequiressubsequentassistancewiththeaccountingtreatmentofthecorporaterestructuringrelatedtotheaccountingappraisalrepottobeissued,supportedbyatechnicalmemorandum,additionalfeesofR$13,800.00(R$15,106.73grossoftaxes)willbecharged. Foreachstepmentionedabove,thecorrespondinginvoicewillbeduewithin15(fifteen)daysfromeacheventthatgaverisetothecharge.Aftermaturity,interestof1%(onepercent)permonthwillbechargedonthenetvalueoftheinvoice,plusa10%(tenpercent)fineontheinvoicevaluefornon-payment.Theindicatedfinewillbeincreasedto20%(twentypercent)ifitisnecessarytofilealegalaction/measuretocollectthedebt. ServicesthatgobeyondtheexpectedscopewillbenotifiedtotheCompanyandchargedthroughtheissuanceofanactivityreportbyAPSIS,containingthedate,descriptionofthework,andtimeused.Ifthereportdateoftheappraisalreportneedstobechangedafterworkhasbegun,additionalfeeswillbediscussed. Project Description Fees Consideringthelimitedinformationreceivedtopreparethistechnicalproposal,thefactthattheaccountingbalancesoftheTargetCompanyonthebasedateofthereportshouldnotpresentrelevantvariations(greaterthan15%)wasadoptedasapremiseformeasuringthedeadlineandfeesofferedofthosepresentedonDecember31,2025(accordingtothebalancesheetavailablefromtheTargetCompany). Theissuanceofthefinalreportissubjecttoreceiptofthefirstinstallmentoffeesandtheabsenceofoverdueinvoices. Project Description Project Conditions Bid Validity Thepresentproposalisvalidfor30(thirty)days,countingfromthedateofitspresentation. Confidentiality APSISisresponsibleformaintainingtheutmostconfidentialityregardingconfidentialinformationthatitmaybecomeawareofduringtheexecutioofitsservices.Forthisproposal,anyinformationthatAPSISmaydirectlyorindirectlyaccessinconnectionwiththeservicestobeprovidedshallbeconsideredconfidential. Confidentialinformationincludesalltypesoforal,written,recorded,andcomputerizeddocumentationdisclosedbythecontractingpartyinanyformorobtainedthroughobservations,interviews,oranalyses,properlyandwithoutlimitation,includingallmachinery,compositions,equipment,records,reports,sketches,useofpatentsanddocuments,aswellasalldata,compilations,specifications,strategies,projections,processes,procedures,techniques,models,andtangibleandintangibleincorporationsofanynature. APSIS,itsconsultants,anditsemployeeshavenointerest,directlyorindirectly,inthecompanyinvolvedorintheoperationdescribedinthisproposal. Additional Information TheAppraisalReportwillbeconductedundertheguidelinesestablishedbytheBrazilianAccountingStandards.TheissuanceofanAppraisalReportbasedonbookvaluepresupposes,asamandatoryrequirement,theexaminationofthevaluesofassets,liabilities,andobligationsthatcomprisethenetworthornetassetvalueoftheTargetCompanybeingevaluated. ItwillbetheprofessionalresponsibilityofAPSIStoissuetheAppraisalReportforcorporatereorganizationpurposes,withtheCompany'sManagementbeingresponsibleforpreparingthebalancesheetandallrelevantassertionsforitspreparationontheselectedvalutiondate.TheresponsibilityforcorporatereorganizationliessolelywiththeCompanyanditslegaladvisors.Thescopeofthisproposaldoesnotincludeissuinganyopiniononthecorporatereorganizationprocess;APSIS'sroleislimitedtoevaluatingtheaccountingvaluesoftheTargetCompany.Thisproposalassumesthattheinformation,records,anddocumentsrequiredforthereviewwillbemadeavailablepromptly. OurworkwillbeexclusivelybasedontheinformationprovidedbytheCompanyregardingtheTargetCompany,whichwillbemadeavailablethroughadigitalplatformprovidedbytheCompanyorviae-mail. APSISwillissuethereportunderCTG2002–EvaluationReportIssuedbyanAccountant,datedNovember22,2019,asapprovedbytheFederalAccountingCouncil("CTG2002"),andincompliancewithLawNo.6,404/76,whichgovernsjoint-stockcompanies,orundertheCivilCode,whichgovernslimitedliabilitycompanies,inBrazilianReaisandthePortugueselanguageduetobeingnationalregulatorydocumentation.Also,anEnglishversionwillbeissuedinBrazilianReaisforcompanyfiles. Theexecutionoftheproceduresdescribedinthisproposalcannotbeconstruedasaguaranteeoftheabsenceoferrors(unintentionalinaccuracies)or,irregularitiesorfraud(intentionalinaccuracies). Project Conditions BasedontheprovisionsofCTG2002,theCompanyhasresponsibilitiesthatinclude:(i)preparationofaccountinginformationunderBrazilianaccountingstandardsandguidelinesfromspecificregulatorybodies,(ii)maintaininternalcontrolstoensurethepreparationofaccountinginformationfreefrommaterialmisstatement,regardlessofwhethercausedbyfraudorerror,(iii)provisionofaccountinginformation,includingrecordsanddocumentation,fortheexecutionofthework,(iv)itsafeguardsassetsandpreventsanddetectsfraud,and(v)accuraterecordingoftransactionsthroughrecordsthatsupportaccountinginformation.TheCompanymustprovideaformalrepresentationtoAPSISconfirmingthattheseresponsibilitieshavebeenfulfilled. TheCompanyisawarethatthereporttobeissuedmaycontainemphasisparagraphsrelatedtouncertaintiesandexplanatoryparagraphswhenmeasurabladjustmentsareidentifiedduringtheexecutionofthework.TheCompanymustconfirmanyidentifiedadjustmentsintheformalrepresentationbeforeissuingtheAppraisalReport. Additionally,theCompanyunderstandsthatAPSISmayrefrainfromissuinganAppraisalReportiflimitationsorrestrictionsareidentifiedthatpreventtheissuaceofaconclusivereport.Forexample,identifyingpotentialadjustmentsthatcannotbemeasuredonthevaluationdateortheabsenceofsupportingdocumentationfortheTargetCompany'sccountingbalancesmayleadtothenon-issuanceofthereport.SupposeAPSISdecidesnottoissuethereport.Inthatcase,aformalcommunicationwillbesenttotheCompanywiththejustificationsfortheinabilitytoissuethereport,andfeeswillbeduefortheworkperformeduptothatdate. Project Conditions Additional Information Itisnotpartofthescopeoftheservicesproposedinthisproposal: ▪ Executionofworksoutsidethescopeofthisproposal; ▪ Review,issueofopinionormanifestontheproposedcorporatereorganization; ▪ Assessmentiftheoperationmeetsplausibleeconomicaspectsandjustificationstobecarriedout; ▪ Makingaccountingentriesoranymodificationinmanagementreports,whicharetheresponsibilityoftheCompanyortheentitiesinvolvedinthecorporatereorganization,exceptwhendetailedaspartofthisproposal; ▪ AssessmentofthecompetenceofthepeopleoftheCompanyandtheObjectCompanies,intheircurrentand/orfuturefunctions; ▪ Issuanceofareportbytheindependentauditorsonthefinancialstatements,quarterlyinformationandproformafinancialinformation; ▪ Issuanceofanaccountingorlegalopinion; ▪ Sanitationofdatabases; ▪ DirectlyextractingfromtheCompany'ssystemsthedatabasesnecessaryforcarryingouttheproposedworks; ▪ Fiscal/taxplanningorimprovement; ▪ Reviewsand/ordefinitionofstrategicplanning; ▪ Alterationsand/orelaborationofmanualsofnormsandprocedures; ▪ Elaborationofpoliciesand/ordocumentationofadoptedaccountingpractices; ▪ Measurementoftheimpactsofadoptingaccountingstandards;and ▪ Elaboration/implementationofprocessesandcontrols. Project Conditions Additional Information Theproposal'sscopedoesnotincludehoursforclarificationoftheAudit.Accordingtothecurrenthour/manratetable,thenecessaryhourswillbecharged. AnyworknotdescribedinthescopeofthisproposalthatmaybeperformedattherequestoftheCompany,directlyorindirectlyrelatedtothisproposal,willbechargedasadditionalworkhoursoftheAPSISteaminvolvedintheprojector,ifrequested,maybesubjecttoanewproposal.Thesehourswillbecalculatedandchargedaccordingtothecurrenthour/manratetable,asfollows: Project Conditions Additional Information * CoversPIS,COFINSandISStaxesbasedontheratesineffectonthedateofthisproposal,whichrepresent8.65%.Ifthereisanychangeinthetaxburdenonadatebeforetheinvoicingofourfees,wewillpromptlyinformandreflecttheincreaseordecreaseinthereportedman-hourrates. CategoryValue net of taxes, in R$Gross value of taxes, in R$*Director/PartnerR$ 1.170,00R$ 1.280,79ManagerR$ 960,00R$ 1.050,90Senior ConsultantR$ 780,00R$ 853,86Pleno ConsultantR$ 550,00R$ 602,08Junior ConsultantR$ 330,00R$ 361,25TraineeR$ 180,00R$ 197,04 General Conditions Thekeyparametersrelevanttothescopeoftheservicewillbedefinedimmediatelyafterthisproposalisacceptedtoallowfortheworktobeplannedanexecuted.Anychangesinthedatareferencedinthe"UnderstandingoftheSituation"sectionofthisproposalmayresultinsubsequentanalysisbytheConsultancyand,inturn,formthesubjectofasupplementaryproposal. IftheCompanydecidestointerrupt/canceltherestructuringoperationduringthework,theexecutionofourserviceswillbeimmediatelysuspended.Thealreadysettledpaymentswillnotbesubjecttorefund,andtheCompanymustpayAPSISforthefeesrelatedtotheworkalreadyperformedandnotinvoiced,ifapplicable.IfthedraftreporthasbeenpresentedtoManagement,theworkwillbeconsideredcompleted,andthefullfeesmustbepaid. Ifaneedarisestoalterorexpandtheinitiallyplannedscopeoftheprojectaftertheproposalisaccepted,suchthatanextensionoftheworkperiodisrequired,thesituationwillbepromptlycommunicatedtotheCompany.Theimpactsofadditionalworkandthenewdeadlinewillbejointlyanalyzed,aswilltheneedforinvoicingadditionalfeesbeyondthoseoriginallyproposed. Inforcemajeure,neitherpartywillberesponsiblefornon-complianceordelaysresultingfromcircumstancesreasonablydeemedbeyondtheircontrol.Theaffectedpartyshallinformtheotherpartyoftheformanddurationinwhichitmayaffecttheproject.Uponthisnotification,thecommittedexecutiondateswillbesuspendeduntiltheendoftheforcemajeure.Upontheconclusionoftheforcemajeure,thepartiesshallagreeonthecorrespondingadjustmentstotheworkplanandtheeconomicconditionstobeappliedifaffected. Project Conditions Non-compliancewithanyitemofthisproposalbytheCompanyduringtheexecutionofserviceswillresultinthesuspensionofworkuntiltherequirementsotheunfulfilleditemaremet.TheexecutionperiodwillbeextendedbythenumberofdaysofsuspensionplusanyadditionaltimeneededfortheAPSISteamtoremobilize. AnycontingenciesundertheCompany'sresponsibilitythatdisruptservicesordelaythepre-establishedschedulemayresultinadditionalfees,whichwillbecommunicatedtotheCompanythroughanaddendumtothisproposal. Ourworkdoesnotrepresentanaudit,review,orassuranceoffinancialstatementsconductedunderBrazilianandinternationalauditing,review,andassurancestandards.Consequently,ourworkcannotbeconsideredanopinion,conclusion,orassuranceregardingsuchanaspect.ThisproposalmaybeterminatedbymutualagreementbetweentheParties.Inthiscase,theCompanymustpayAPSISforthefeesrelatedtotheworkalreadyperformed,iftheyexceedtheportioninvoiceduponacceptanceoftheproposal. ThejurisdictionoftheStateofRiodeJaneiro,totheexclusionofanyother,iselectedtosettleanydoubtsarisingduringtheimplementationofthisproposalandallcasesnotforeseeninthisdocument. The issuance of the appraisal report(s) will mandatorily occur on a subsequent date to the receipt of the complete documentation necessary for the diligence procedures' execution, including the representation letter signed by Target Company(ies) legal representatives and their accountants (which must be signed within two days of the report issuance date), and after the completion of the tests by APSIS team, in compliance with CTG 2002. The appraisal report(s) will be electronically signed by Apsis Consultoria e Avaliações Ltda. Project Conditions General Conditions It is important to note that the conclusions of the said appraisal report(s) should reflect the Target Company(ies) historical information as of the base date(s) of the report(s) and, therefore, no pro forma information is subject to disclosure in the appraisal report(s). If any subsequent events occur after the base date(s) of the report(s) but before the issuance date(s) of the said report(s), a specific paragraph regarding the subsequent events may be disclosed, depending on its materiality, in a specific section of the report(s), in compliance with current brazilian regulations. Project Conditions General Conditions Once accepted, the proposal must be signed by the legal representative of the requesting company and returned to the contracted company along with all necessary documentation to commence work. Upon return to the contracted company, this proposal becomes a contract inaccordance with the current civil legislation. In witness of this, the legal representatives of the companies sign this proposal, which will automatically be converted intoa duplicate service contract. Best regards, Project Conditions General Conditions ANGELA MAGALHÃES Director Legal Representative (Place/Date) CNPJ of the contracting company Witness 1: CPF: Witness 2: CPF: MIGUEL MONTEIRO Director Apsis stands out in the market as an independent consulting company specialized in evaluations and in generating value for its customers. Apsis credibility and impartiality mean that its deliveries are elected as a reference for the decision-making of large companies. We are leaders in Transaction Services –Valuation, recognized by Leaders League. National and International Standards About Us Our Solutions Fixed Assets ▪ Management and Valuation of Fixed Assets ▪ Real Estate Consulting and Valuation ▪ Stock Inventory ▪ Expert Consulting/Technical Assistance Business Valuation ▪ Business Assessments ▪ Expert Consulting/Technical Assistance ▪ M&A (mergers and acquisitions) Strategy Consulting ▪ Process Discovery, Improvement and Compliance ▪ Formulation, Unfolding and Execution of Strategies ▪ Post Merger/Acquisition Integration (PMI) Tax and Accounting Advisory ▪ Accounting Consultancy ▪ Fiscal/Tax Consulting ▪ Assurance of Previously Agreed Procedures ▪ Due Diligence Sustainability ▪ Carbon credit ▪ Decarbonization Trail ▪ ESG Trail ▪ Environmental Services ▪ Risk Management ▪ Business Continuity (BCP) ▪ Internal Controls ▪ Regulatory/Anti-Corruption Compliance ▪ Information Security ▪ Internal Audit ▪ Secretary of Governance ▪ Governance and Accountability Governance, Risk and Compliance Our appreciation We thank you for trusting our work. It is our commitment to uphold a rigorous standard of qualityand provide agile and personalized service. Our broad experience across different sectors of the economy helps us clearly identify your company’s needs and propose intelligent solutions tailored to your business. We are confident that this will be a partnership of great value. 65 b) Merger – NE Janapu (Document follows on the next page.) AP-00651/26 Contato Comercial AMANDA SOBRAL Amanda.sobral@apsis.com.br Proposal for Provision of new Services AXIA ENERGIA S.A. May 22, 2026 CNPJ: 00.001.180/0001-26 ANA CAROLINA MARQUES ana.marques@axia.com.br Leaders in Valuation for the 2nd consecutive year by the Leaders League SERVING THE LARGEST COMPANIES IN THE MARKET. R$ 85 bi+ in properties valued 500+ reports registered with the CVM * All amounts in BRL 23 Million+ assets inventoried and reconciled 25,000+ reports issued APSIS HAS BEEN DOING THIS FOR 47 YEARS 130 Million+ carbon credits evaluated 250+ specialized consulting projects delivered R$ 700 bi+ in assets valued Recognized in the ranking of the Leaders League for Accounting and Finance, Economics & Financial Valuation, Due Diligence, and Real Estate. Tax and Accounting Advisory Accounting and Tax Consulting PRESENTATION OF THE SERVICE ▪ Understanding the situation ▪ Scope ▪ Required Documentation ▪ Delivery ▪ Deadline ▪ Fees PROJECT CONDITIONS ▪ Proposal Validity and Confidentiality ▪ Project Description ▪ Additional Information ▪ General Conditions ABOUT US Understanding of the Situation Pursuanttotheunderstandingheld,AXIAENERGIAS.A.(“AXIAENERGIA”,“Entity,"or“Client")contactedApsisConsultoriaeAvaliaçõesLtda.("APSIS" or"Contractor")toprepareaBusinessProposal,fortheissuanceofabookvalueAppraisalReportinaccordancewitharticles226,227,and252of LawNo.6,404/76orinaccordancewitharticles1,116and1,117oftheCivilCode(merger),regardingtheaccountinginformationofSPENOVAERA JANAPUTRANSMISSORAS.A.(or"TargetCompany"),relatedtothecorporatetransactiontobecarriedout.Theaforementionedcorporate transaction,asinformedbytheCompany,consistsinthemergerofTargetCompanybyAXIAENERGIA. Project Description BasedonLawNo.6,404/76(PublicCompanytype)ortheCivilCode(liabilitycompanies),asappropriate,thefollowingcorporatetransaction requirestheissuanceofAppraisalReports: Merger:Anoperationinwhichoneormorecompaniesareabsorbedbyanother,whichsucceedstheminallrightsandobligations.Forthistype ofoperation,theissuanceofareportbasedonarticles226,227,and252ofLawNo.6,404/76orarticles1,116and1,117oftheCivilCodeis required,wherethevalueofthenetassetstobeincorporatedisevaluatedbasedontheirbookvalueonthevaluationdate. Scope Basedontheunderstandingdescribedabove,APSISwillissueabookvalueAppraisalReportregardingthismergeronabasedatetobedefined. RequiredDocumentation Thefollowingisanon-exhaustivelistoftheinitialdocumentationrequiredbytheTargetCompany.Thecompletelistwiththenecessaryanalyseswillbesent induecourse(afterapprovalofthereferredproposal)regardingwhatappliestothesituationoftheTargetCompanyofourwork. ForeachselectedvaluationdatebytheCompany-(Documentationtobeprovidedby SPENOVAERAJANAPUTRANSMISSORAS.A.: TheanalyticalbalancesheetoftheTargetCompany; BalancesheettableoftheTargetCompanysignedbytheCompany’saccountant(inR$andwithdecimals); “Fromto”fromtheanalyticalbalancesheettotheBalanceSheettable; Corporateactsandlastupdatedsocialcontract; RepresentationlettersignedbyrepresentativesoftheTargetCompany(templatetobeprovidedbyAPSISandsignedbytheTargetCompany'sCEO, CFOandaccountant); Latestauditedfinancialstatements; Latestrevisedinterimfinancialinformation; InternalControlDeficienciesLetterissuedbytheindependentauditor,ifapplicable; Accountingpoliciesadopted; Project Description RequiredDocumentation ForeachselectedvaluationdatebytheCompany-(Documentationtobeprovidedby SPENOVAERAJANAPUTRANSMISSORAS.A.: Bankstatements; CurrentConcessionAgreements; Calculationbreakdownoftransmissioncontractassetsasofthereport'sreferencedate; Ifthedocumentationand/orinformationnecessaryforthedevelopmentoftheworkisnotprovidedbytheCompanyandobtainingorpreparing themresultsinadditionalhoursofworkbytheAPSISteaminvolvedintheproject,saidhourswillbecalculatedandchargedaccordingtothe currenthourlyrate/mantablepresentedinthisproposal.Itwillalsoapplywhendocumentationorinformationisreplacedafterproject executionbegins. Project Description APSISwillpresentthefinalreportindigitalformat,thatis,anelectronicdocumentinPortableDocumentFormat(PDF).Itwillbeavailableinan exclusiveenvironmentonourextranetfor90(ninety)days.Thereportcanbemadeavailableindigitalformatwithelectronicsignaturesorphysical formatandsenttotheCompany.Ifrequested,APSIScanprovideaphysicalcopyofthereport,freeofcharge,within05(five)businessdays,ina singlecopyprinteddocument. APSISestimatestopresentadraftofthereportwithin 15(fifteen)businessdays, consideringthattheCompany'sAdministrationand/orthose involvedwillprovide,atthebeginningofthework,allnecessaryinformationfortheexecutionoftheworkasevidencedintheScopesectionofthis proposal.Uponreceivingthedraftofthereport,theCompanywillhaveupto20(twenty)daystorequestclarificationsandapprovethefinal issuanceofthedocument.Aftertheapprovalofthedraft,APSISwillhaveaperiodof02(two)businessdaystoissuethefinalreport.Afterthattime, APSISmayconsidertheworkcompletedandbeauthorizedtoissuethefinalinvoice,regardlessoftheissuanceofthefinalreport,aswellasbeable toissuethelatestdraftofthereportprovidedinfinalform.Theserviceswillcommencewiththeexpressacceptanceofthisproposal,thepayment oftheadvance,andthereceiptofthecompletedocumentationnecessaryfortheexecutionoftheworklistedinthisproposal.Changesrequested afterthedeliveryofthedigitalreportwillbesubjecttoanewbudget. Thecommencementofserviceswilloccurupontheexpressacceptanceofthisproposal,thepaymentoftheinitialfee,andthereceiptofthe completedocumentationnecessarytodeveloptheworklistedinthisproposal.Anyrequestedchangesafterthedeliveryofthedigitalreportwillbe subjecttoanewbudget Delivery Deadline Project Description Fees Theprofessionalfeesfortheservicesdescribedinthisproposalamountto R$21,600.00 netoftaxes(R$23,645.32grossoftaxes,whichcoverPIS, COFINS,andISStaxesbasedontheratesinforceonthedateofthisproposal,whichrepresent8.65%,andifthereisanychangeinthetaxburdenona datebeforetheinvoicingofourfees,wewillpromptlyinformandreflecttheincreaseorreductiononthefeestobeinvoiced),tobeinvoicedupon acceptanceofthisproposal. WenotethatiftheissuanceofappraisalreportsinEnglishisrequired,additionalfeesofR$4,500.00netoftaxesperreport(R$4,926.11grossoftaxes) willbecharged.Additionally,iftheClientrequiressubsequentassistancewiththeaccountingtreatmentofthecorporaterestructuringrelatedtothe accountingappraisalreporttobeissued,supportedbyatechnicalmemorandum,additionalfeesofR$13,800.00(R$15,106.73grossoftaxes)willbe charged. Foreachstepmentionedabove,thecorrespondinginvoicewillbeduewithin7(seven)daysfromeacheventthatgaverisetothecharge.Aftermaturity, interestof1%(onepercent)permonthwillbechargedonthenetvalueoftheinvoice,plusa10%(tenpercent)fineontheinvoicevaluefornon-payment. Theindicatedfinewillbeincreasedto20%(twentypercent)ifitisnecessarytofilealegalaction/measuretocollectthedebt. ServicesthatgobeyondtheexpectedscopewillbenotifiedtotheCompanyandchargedthroughtheissuanceofanactivityreportbyAPSIS,containing thedate,descriptionofthework,andtimeused.Ifthereportdateoftheappraisalreportneedstobechangedafterworkhasbegun,additionalfeeswill bediscussed. Project Description Fees Consideringthelimitedinformationreceivedtopreparethistechnicalproposal,thefactthattheaccountingbalancesoftheTargetCompanyonthebase dateofthereportshouldnotpresentrelevantvariations(greaterthan15%)wasadoptedasapremiseformeasuringthedeadlineandfeesofferedofthose presentedonDecember31,2025(accordingtothebalancesheetavailablefromtheTargetCompany). Theissuanceofthefinalreportissubjecttoreceiptofthefirstinstallmentoffeesandtheabsenceofoverdueinvoices. Project Description Project Conditions Bid Validity Thepresentproposalisvalidfor30(thirty)days,countingfromthedateofitspresentation. Confidentiality APSISisresponsibleformaintainingtheutmostconfidentialityregardingconfidentialinformationthatitmaybecomeawareofduringtheexecutioofits services.Forthisproposal,anyinformationthatAPSISmaydirectlyorindirectlyaccessinconnectionwiththeservicestobeprovidedshallbeconsidered confidential. Confidentialinformationincludesalltypesoforal,written,recorded,andcomputerizeddocumentationdisclosedbythecontractingpartyinanyformor obtainedthroughobservations,interviews,oranalyses,properlyandwithoutlimitation,includingallmachinery,compositions,equipment,records, reports,sketches,useofpatentsanddocuments,aswellasalldata,compilations,specifications,strategies,projections,processes,procedures, techniques,models,andtangibleandintangibleincorporationsofanynature. APSIS,itsconsultants,anditsemployeeshavenointerest,directlyorindirectly,inthecompanyinvolvedorintheoperationdescribedinthisproposal. AdditionalInformation TheAppraisalReportwillbeconductedundertheguidelinesestablishedbytheBrazilianAccountingStandards.TheissuanceofanAppraisalReportbasedon bookvaluepresupposes,asamandatoryrequirement,theexaminationofthevaluesofassets,liabilities,andobligationsthatcomprisethenetworthornet assetvalueoftheTargetCompanybeingevaluated. ItwillbetheprofessionalresponsibilityofAPSIStoissuetheAppraisalReportforcorporatereorganizationpurposes,withtheCompany'sManagementbeing responsibleforpreparingthebalancesheetandallrelevantassertionsforitspreparationontheselectedvaluationdate.Theresponsibilityforcorporate reorganizationliessolelywiththeCompanyanditslegaladvisors.Thescopeofthisproposaldoesnotincludeissuinganyopiniononthecorporate reorganizationprocess;APSIS'sroleislimitedtoevaluatingtheaccountingvaluesoftheTargetCompany.Thisproposalassumesthattheinformation, records,anddocumentsrequiredforthereviewwillbemadeavailablepromptly. OurworkwillbeexclusivelybasedontheinformationprovidedbytheCompanyregardingtheTargetCompany,whichwillbemadeavailablethrougha digitalplatformprovidedbytheCompanyorviae-mail. APSISwillissuethereportunderCTG2002–EvaluationReportIssuedbyanAccountant,datedNovember22,2019,asapprovedbytheFederalAccounting Council("CTG2002"),andincompliancewithLawNo.6,404/76,whichgovernsjoint-stockcompanies,orundertheCivilCode,whichgovernslimited liabilitycompanies,inBrazilianReaisandthePortugueselanguageduetobeingnationalregulatorydocumentation.Also,anEnglishversionwillbeissuedin BrazilianReaisforcompanyfiles. Theexecutionoftheproceduresdescribedinthisproposalcannotbeconstruedasaguaranteeoftheabsenceoferrors(unintentionalinaccuracies)or, irregularitiesorfraud(intentionalinaccuracies). Project Conditions BasedontheprovisionsofCTG2002,theCompanyhasresponsibilitiesthatinclude:(i)preparationofaccountinginformationunderBrazilianaccounting standardsandguidelinesfromspecificregulatorybodies,(ii)maintaininternalcontrolstoensurethepreparationofaccountinginformationfreefrom materialmisstatement,regardlessofwhethercausedbyfraudorerror,(iii)provisionofaccountinginformation,includingrecordsanddocumentation,for theexecutionofthework,(iv)itsafeguardsassetsandpreventsanddetectsfraud,and(v)accuraterecordingoftransactionsthroughrecordsthatsupport accountinginformation.TheCompanymustprovideaformalrepresentationtoAPSISconfirmingthattheseresponsibilitieshavebeenfulfilled. TheCompanyisawarethatthereporttobeissuedmaycontainemphasisparagraphsrelatedtouncertaintiesandexplanatoryparagraphswhenmeasurabl adjustmentsareidentifiedduringtheexecutionofthework.TheCompanymustconfirmanyidentifiedadjustmentsintheformalrepresentationbefore issuingtheAppraisalReport. Additionally,theCompanyunderstandsthatAPSISmayrefrainfromissuinganAppraisalReportiflimitationsorrestrictionsareidentifiedthatpreventthe issuanceofaconclusivereport.Forexample,identifyingpotentialadjustmentsthatcannotbemeasuredonthevaluationdateortheabsenceofsupporting documentationfortheTargetCompany'saccountingbalancesmayleadtothenon-issuanceofthereport.SupposeAPSISdecidesnottoissuethereport.In thatcase,aformalcommunicationwillbesenttotheCompanywiththejustificationsfortheinabilitytoissuethereport,andfeeswillbedueforthework performeduptothatdate. Project Conditions AdditionalInformation Itisnotpartofthescopeoftheservicesproposedinthisproposal: Executionofworksoutsidethescopeofthisproposal; Review,issueofopinionormanifestontheproposedcorporatereorganization; Assessmentiftheoperationmeetsplausibleeconomicaspectsandjustificationstobecarriedout; Makingaccountingentriesoranymodificationinmanagementreports,whicharetheresponsibilityoftheCompanyortheentitiesinvolvedinthe corporatereorganization,exceptwhendetailedaspartofthisproposal; AssessmentofthecompetenceofthepeopleoftheCompanyandtheObjectCompanies,intheircurrentand/orfuturefunctions; Issuanceofareportbytheindependentauditorsonthefinancialstatements,quarterlyinformationandproformafinancialinformation; Issuanceofanaccountingorlegalopinion; Sanitationofdatabases; DirectlyextractingfromtheCompany'ssystemsthedatabasesnecessaryforcarryingouttheproposedworks; Fiscal/taxplanningorimprovement; Reviewsand/ordefinitionofstrategicplanning; Alterationsand/orelaborationofmanualsofnormsandprocedures; Elaborationofpoliciesand/ordocumentationofadoptedaccountingpractices; Measurementoftheimpactsofadoptingaccountingstandards;and Elaboration/implementationofprocessesandcontrols. Project Conditions AdditionalInformation Theproposal'sscopedoesnotincludehoursforclarificationoftheAudit.Accordingtothecurrenthour/manratetable,thenecessaryhourswillbe charged. AnyworknotdescribedinthescopeofthisproposalthatmaybeperformedattherequestoftheCompany,directlyorindirectlyrelatedtothis proposal,willbechargedasadditionalworkhoursoftheAPSISteaminvolvedintheprojector,ifrequested,maybesubjecttoanewproposal.These hourswillbecalculatedandchargedaccordingtothecurrenthour/manratetable,asfollows: Project Conditions AdditionalInformation * CoversPIS,COFINSandISStaxesbasedontheratesineffectonthedate ofthisproposal,whichrepresent8.65%.Ifthereisanychangeinthetax burdenonadatebeforetheinvoicingofourfees,wewillpromptlyinform andreflecttheincreaseordecreaseinthereportedman-hourrates. Category Value net of taxes, in R$ Gross value of taxes, in R$* Director/PartnerR$ 1.170,00R$ 1.280,79 ManagerR$ 960,00R$ 1.050,90 Senior ConsultantR$ 780,00R$ 853,86 Pleno ConsultantR$ 550,00R$ 602,08 Junior ConsultantR$ 330,00R$ 361,25 TraineeR$ 180,00R$ 197,04 General Conditions Thekeyparametersrelevanttothescopeoftheservicewillbedefinedimmediatelyafterthisproposalisacceptedtoallowfortheworktobe plannedandexecuted.Anychangesinthedatareferencedinthe"UnderstandingoftheSituation"sectionofthisproposalmayresultinsubsequent analysisbytheConsultancyand,inturn,formthesubjectofasupplementaryproposal. IftheCompanydecidestointerrupt/canceltherestructuringoperationduringthework,theexecutionofourserviceswillbeimmediately suspended.Thealreadysettledpaymentswillnotbesubjecttorefund,andtheCompanymustpayAPSISforthefeesrelatedtotheworkalready performedandnotinvoiced,ifapplicable.IfthedraftreporthasbeenpresentedtoManagement,theworkwillbeconsideredcompleted,andthe fullfeesmustbepaid. Ifaneedarisestoalterorexpandtheinitiallyplannedscopeoftheprojectaftertheproposalisaccepted,suchthatanextensionofthework periodisrequired,thesituationwillbepromptlycommunicatedtotheCompany.Theimpactsofadditionalworkandthenewdeadlinewillbe jointlyanalyzed,aswilltheneedforinvoicingadditionalfeesbeyondthoseoriginallyproposed. Inforcemajeure,neitherpartywillberesponsiblefornon-complianceordelaysresultingfromcircumstancesreasonablydeemedbeyondtheir control.Theaffectedpartyshallinformtheotherpartyoftheformanddurationinwhichitmayaffecttheproject.Uponthisnotification,the committedexecutiondateswillbesuspendeduntiltheendoftheforcemajeure.Upontheconclusionoftheforcemajeure,thepartiesshallagree onthecorrespondingadjustmentstotheworkplanandtheeconomicconditionstobeappliedifaffected. Project Conditions Non-compliancewithanyitemofthisproposalbytheCompanyduringtheexecutionofserviceswillresultinthesuspensionofworkuntilthe requirementsoftheunfulfilleditemaremet.Theexecutionperiodwillbeextendedbythenumberofdaysofsuspensionplusanyadditionaltime neededfortheAPSISteamtoremobilize. AnycontingenciesundertheCompany'sresponsibilitythatdisruptservicesordelaythepre-establishedschedulemayresultinadditionalfees,which willbecommunicatedtotheCompanythroughanaddendumtothisproposal. Ourworkdoesnotrepresentanaudit,review,orassuranceoffinancialstatementsconductedunderBrazilianandinternationalauditing,review,and assurancestandards.Consequently,ourworkcannotbeconsideredanopinion,conclusion,orassuranceregardingsuchanaspect.Thisproposalmaybe terminatedbymutualagreementbetweentheParties.Inthiscase,theCompanymustpayAPSISforthefeesrelatedtotheworkalreadyperformed,if theyexceedtheportioninvoiceduponacceptanceoftheproposal. ThejurisdictionoftheStateofRiodeJaneiro,totheexclusionofanyother,iselectedtosettleanydoubtsarisingduringtheimplementationofthis proposalandallcasesnotforeseeninthisdocument. Theissuanceoftheappraisalreport(s)willmandatorilyoccuronasubsequentdatetothereceiptofthecompletedocumentationnecessaryforthe diligenceprocedures'execution,includingtherepresentationlettersignedbyTargetCompany(ies)legalrepresentativesandtheiraccountants(which mustbesignedwithintwodaysofthereportissuancedate),andafterthecompletionofthetestsbyAPSISteam,incompliancewithCTG2002.The appraisalreport(s)willbeelectronicallysignedbyApsisConsultoriaeAvaliaçõesLtda. Project Conditions General Conditions Itisimportanttonotethattheconclusionsofthesaidappraisalreport(s)shouldreflecttheTargetCompany(ies)historicalinformationasofthebase date(s)ofthereport(s)and,therefore,noproformainformationissubjecttodisclosureintheappraisalreport(s).Ifanysubsequenteventsoccurafter thebasedate(s)ofthereport(s)butbeforetheissuancedate(s)ofthesaidreport(s),aspecificparagraphregardingthesubsequenteventsmaybe disclosed,dependingonitsmateriality,inaspecificsectionofthereport(s),incompliancewithcurrentbrazilianregulations. Project Conditions General Conditions Once accepted, the proposal must be signed by the legal representative of the requesting company and returned to the contracted company along with all necessary documentation to commence work. Upon return to the contracted company, this proposal becomes a contract inaccordance with the current civil legislation. In witness of this, the legal representatives of the companies sign this proposal, which will automatically be converted intoa duplicate service contract. Best regards, Project Conditions General Conditions ANGELA MAGALHÃES Director Legal Representative (Place/Date) CNPJ of the contracting company Witness 1: CPF: Witness 2: CPF: MIGUEL MONTEIRO Director Apsis stands out in the market as an independent consulting company specialized in evaluations and in generating value for its customers. Apsis credibility and impartiality mean that its deliveries are elected as a reference for the decision-making of large companies. We are leaders in Transaction Services –Valuation, recognized by Leaders League. National and International Standards About Us Our Solutions Fixed Assets ▪ Management and Valuation of Fixed Assets ▪ Real Estate Consulting and Valuation ▪ Stock Inventory ▪ Expert Consulting/Technical Assistance Business Valuation ▪ Business Assessments ▪ Expert Consulting/Technical Assistance ▪ M&A (mergers and acquisitions) Strategy Consulting ▪ Process Discovery, Improvement and Compliance ▪ Formulation, Unfolding and Execution of Strategies ▪ Post Merger/Acquisition Integration (PMI) Tax and Accounting Advisory ▪ Accounting Consultancy ▪ Fiscal/Tax Consulting ▪ Assurance of Previously Agreed Procedures ▪ Due Diligence Sustainability ▪ Carbon credit ▪ Decarbonization Trail ▪ ESG Trail ▪ Environmental Services ▪ Risk Management ▪ Business Continuity (BCP) ▪ Internal Controls ▪ Regulatory/Anti-Corruption Compliance ▪ Information Security ▪ Internal Audit ▪ Secretary of Governance ▪ Governance and Accountability Governance, Risk and Compliance Our appreciation We thank you for trusting our work. It is our commitment to uphold a rigorous standard of quality and provide agile and personalized service. Our broad experience across different sectors of the economy helps us clearly identify your company’s needs and propose intelligent solutions tailored to your business. We are confident that this will be a partnership of great value. 87 EXHIBIT 4 Information on the Merger – Juno and the Merger – Tijoá Energia (In accordance with Exhibit I to RCVM 81) 1. Merger protocol and justification of the transaction, pursuant to Articles 224 and 225 of Law No. 6,404, of 1976. A full copy of the protocol and justification of the merger of Juno Participações e Inves-timentos S.A. (“Juno”) into AXIA Energia S.A. (“AXIA” and “Protocol and Justification – Juno”, respectively) has been made available on AXIA’s website (https://ri.axia.com.br/en/), and on the Empresas.NET System (category “Assembleia”, type “AGE”, class “Protocolo e Justificação de Incorporação, Cisão ou Fusão”), which may be accessed on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (https://www.b3.com.br/en_us/). Likewise, a full copy of the protocol and justification of the merger of Tijoá Participações e Investimentos S.A. (“Tijoá Energia”) into AXIA (“Protocol and Justification – Tijoá En-ergia”) has been made available on the channels indicated above. 2. Other agreements, contracts, and pre-contracts governing the exercise of voting rights or the transfer of shares issued by the surviving or resulting compa-nies of the transaction, filed at the company’s headquarters or to which the com-pany’s controlling shareholder is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions The transaction will comprise the merger of Juno into AXIA (“Merger – Juno”) and the merger of Tijoá Energia into AXIA (“Merger – Tijoá Energia” and, together with the Merger – Juno, the “Mergers”), pursuant to Articles 224 through 227 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”). The Mergers will be carried out in two successive and interdependent stages: (i) first, the Merger – Juno, pursuant to the Protocol and Justification – Juno, 88 whereby AXIA will succeed Juno as holder of 6,914,000 (six million, nine hundred and fourteen thousand) shares issued by Tijoá Energia held by Juno, represent-ing 50.1% of Tijoá Energia’s capital stock, such that AXIA, already the direct holder of 6,887,000 (six million, eight hundred and eighty-seven thousand) shares issued by Tijoá Energia, representing 49.9% of Tijoá Energia’s capital stock, will come to hold all of Tijoá Energia’s capital stock; and (ii) thereafter, the Merger – Tijoá Energia. As a consequence of the Mergers, AXIA’s succession to all rights and obligations of Juno and Tijoá Energia, and the extinction of Juno and Tijoá Energia, will occur. For purposes of Article 224, item III, Article 226, and Article 227, paragraphs 1 and 3, of the Brazilian Corporations Law, Juno’s net equity was calculated based on its book value, as provided for in Articles 183 and 184 and permitted by Article 226, paragraph 3, also of the Brazilian Corporations Law, ascertained through the accounting books as of June 10, 2026, by means of an appraisal report prepared by Taticca Auditores e Consultores Ltda., headquartered in the city of São Paulo, State of São Paulo, at Rua Doutor Geraldo Campos Moreira, 375, suite 51, Cidade Monções, enrolled with the CNPJ under No. 12.651.123/0001-71, regis-tered with the Regional Accounting Council of the State of São Paulo (CRC/SP) under No. 2SP034902/O (“Taticca” and “Book Value Appraisal Report – Juno”, respectively). For purposes of the same provision, Tijoá Energia’s net equity was ascertained by Taticca based on its book value, as provided for in Articles 183 and 184 and permitted by Article 226, paragraph 3, also of the Brazilian Corporations Law, as of the base date of June 10, 2026, by means of an appraisal report (“Book Value Appraisal Report – Tijoá Energia”). Given that AXIA holds all of Juno’s capital stock, the Merger – Juno will be ef-fected without a capital increase of AXIA. Likewise, considering that, at the time of the Merger – Tijoá Energia, AXIA will hold all of Tijoá Energia’s capital stock, as a result of the Merger – Juno, the Merger – Tijoá Energia will also be effected without a capital increase of AXIA. Taking into account that Juno is a wholly-owned subsidiary of AXIA, and that Tijoá Energia will be a wholly-owned subsidiary of AXIA at the time of the Merger – 89 Tijoá Energia, the Mergers will allow the restructuring and consolidation of the operational, administrative, and tax activities, as well as synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in de-cision-making, and enhanced competitiveness and efficiency of the group of the companies involved vis-à-vis competitors. It is emphasized that the Mergers are conditioned upon obtaining the necessary prior consents from the Brazilian Electricity Regulatory Agency – ANEEL (“ANEEL”) for the transfer of ownership of the concession of the Três Irmãos HPP from Tijoá Energia to the Company, pursuant to the applicable regulations, it be-ing understood that, after the fulfillment of the conditions precedent, the Mergers will be implemented, for all purposes, on the same date. As a result of the transaction described herein, Juno will be extinguished and, on the effective date of the Merger – Tijoá Energia, Tijoá Energia will also be extin-guished, it being certain that AXIA will succeed them in all their rights and obliga-tions, pursuant to Article 227 of the Brazilian Corporations Law. There will be no change in the equity interest currently held by AXIA’s sharehold-ers, nor the issuance of new shares, with all articles of AXIA’s Bylaws remaining in full force and effect. b. Indemnification obligations (i) The managers of any of the companies involved (ii) Should the transaction not be consummated Not applicable, considering that the Protocol and Justification – Juno and the Protocol and Justification – Tijoá Energia do not provide for any indemnification obligation in favor of the managers of the companies involved, nor any penalty or compensation in the event of non-consummation of the Mergers. c. Comparative table of the rights, advantages, and restrictions of the shares of the companies involved or resulting, before and after the trans-action. 90 Before the Mergers AXIA Shares Juno Shares Tijoá Energia Shares Common Shares Common Shares Common Shares (i) each common share issued by AXIA en-titles its holder to 1 (one) vote in the resolutions of the general meetings; (ii) to oversee, in the manner provided for in the Brazilian Corpora-tions Law, the acts of management; (iii) the right to re-ceive a mandatory divi-dend each fiscal year of no less than 25% (twenty-five percent) of the ad-justed net income for the fiscal year; (iv) the right to with-draw from AXIA in the cases provided for in the Brazilian Corporations Law; (v) to participate in AXIA’s assets, in the event of liquidation, pur-suant to the Brazilian Corporations Law; and (i) each common share issued by Juno entitles its holder to 1 (one) vote in the reso-lutions of the general meetings; (ii) to oversee, in the manner provided for in the Brazilian Cor-porations Law, the acts of management; (iii) the right to re-ceive a mandatory divi-dend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net in-come for the fiscal year; (iv) the right to with-draw from Juno in the cases provided for in the Brazilian Corpora-tions Law; and (v) to participate in Juno’s assets, in the event of liquidation, (i) each common share issued by Tijoá Energia entitles its holder to 1 (one) vote in the resolutions of the general meetings; (ii) to oversee, in the manner provided for in the Brazilian Cor-porations Law, the acts of management; (iii) the right to re-ceive a mandatory divi-dend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net in-come for the fiscal year; (iv) the right to with-draw from Tijoá Ener-gia in the cases pro-vided for in the Brazil-ian Corporations Law; and (v) to participate in Tijoá Energia’s assets, in the event of liquida- 91 (vi) the right to be in-cluded in a public tender offer for the acquisition of shares resulting from the transfer of control of AXIA at the same price per share and on the same conditions offered to the selling controlling share-holder. pursuant to the Brazil-ian Corporations Law. tion, pursuant to the Brazilian Corporations Law. Class “C” Preferred Shares Preferred Shares Preferred Shares (i) each class “C” preferred share issued by AXIA entitles its holder to 1 (one) vote in the res-olutions of the general meetings; (ii) to oversee, in the manner provided for in the Brazilian Corpora-tions Law, the manage-ment of the officers; (iii) the right to re-ceive a mandatory divi-dend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net income for the fiscal year; There are no preferred shares issued by Juno. There are no preferred shares issued by Tijoá Energia. 92 (iv) priority in the re-imbursement of capital, without premium; (v) automatic and staggered conversion into common shares, to be carried out annually until the year 2031, in ac-cordance with the By-laws; (vi) the possibility of redemption upon resolu-tion of the Board of Direc-tors, subject to the terms and conditions of the By-laws; (vii) the right to be in-cluded in a public tender offer for the acquisition of shares resulting from the transfer of control of AXIA at the same price per share and on the same conditions offered to the selling controlling share-holder; (viii) the right to with-draw from AXIA in the cases provided for in the Brazilian Corporations Law; 93 (ix) to participate in AXIA’s assets, in the event of liquidation, pur-suant to the Brazilian Corporations Law; (x) a strictly transitory and exceptional nature; and (xi) automatic extinc-tion after the conversion or redemption of all class “C” preferred shares, to be carried out by 2031 or earlier. Special Class Pre-ferred Share (Golden Share) Special Class Pre-ferred Share (Golden Share) Special Class Pre-ferred Share (Golden Share) (i) the special class preferred share, held ex-clusively by the Brazilian Federal Government (União), issued by AXIA, has no voting right in the resolutions of the general meetings, except for the veto right in corporate resolutions aimed at amending the Bylaws for the purpose of removing or modifying the limita-tion on the exercise of voting rights and the exe- There are no preferred shares issued by Juno. There are no preferred shares issued by Tijoá Energia. 94 cution of a shareholders’ agreement; (ii) to oversee, in the manner provided for in the Brazilian Corpora-tions Law, the manage-ment of the officers; and (iii) the right to re-ceive a mandatory divi-dend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net income for the fiscal year. After the Mergers Upon consummation of the Mergers, Juno and Tijoá Energia will be extinguished, their shares will be cancelled, and AXIA will succeed them, by universal title, in all their rights and obligations. Therefore, no rights, advantages, or restrictions relating to the shares issued by Juno and Tijoá Energia will subsist after the Mer-gers. The Mergers will not result in any change to the rights, advantages, or restrictions of the shares issued by AXIA, as described in the table above. d. Possible need for approval by debenture holders or other creditors. Not applicable, given that the implementation of the Mergers is not subject to prior consents or other approvals by debenture holders and/or other creditors of the parties involved. 95 e. Asset and liability elements that will form each portion of the equity, in the event of a spin-off. Not applicable, considering that the Mergers do not involve a spin-off. f. Intention of the resulting companies to obtain registration as a se-curities issuer. Not applicable, given that the company resulting from the Mergers will be AXIA itself, already registered with the CVM as a category “A” securities issuer. 4. Plans for conducting corporate business, notably with respect to specific corporate events intended to be promoted. Not applicable, considering that there are no specific corporate events that the parties intend to promote with the implementation of the Mergers. 5. Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including: (i) Synergies In view of the extinction of Juno and Tijoá Energia, as a result of the Mergers, there will be: (i) simplification of AXIA’s corporate structure, with the restructuring and consolidation of operational, administrative, and tax activities; (ii) higher lev-els of corporate governance with respect to the activities previously carried out by Juno and Tijoá Energia (since such activities will begin to be carried out di-rectly by AXIA); and (iii) greater speed in the decision-making processes of the activities previously carried out by Juno and Tijoá Energia (since such decision-making processes will be carried out directly by AXIA). For further synergies, see the strategic advantages referred to in item 5, letter “a”, subitem (iii) below. (ii) Tax benefits 96 The Mergers will allow the restructuring and consolidation of the tax activities of the companies involved. (iii) Strategic advantages The Mergers constitute a corporate reorganization instrument widely used by economic groups seeking the restructuring and consolidation of operational, ad-ministrative, and tax activities, as well as synergies, operational gains, cost re-duction, simplification of corporate structures, greater speed in decision-making, and enhanced competitiveness and efficiency of the group vis-à-vis competitors. As a result of the Mergers, AXIA will enjoy higher levels of corporate governance with respect to the activities previously carried out by Juno and Tijoá Energia (since such activities will begin to be carried out directly by AXIA), in view of the organizational simplification brought about by the Mergers. The Mergers are part of the corporate reorganization of the AXIA group initiated in 2023, involving the merger of certain controlled companies into AXIA. Such reorganization aims, among other things, at simplifying the corporate and admin-istrative structure of AXIA and its subsidiaries. b. Costs It is estimated that the costs and expenses related to the completion and con-summation of the Mergers, considering the fees of legal advisors and appraisers, totaled R$ 135,000.00 (one hundred and thirty-five thousand reais), without con-sidering ordinary costs of registration and publication of corporate acts. After the implementation of the Mergers, it is estimated that there will be cost reductions for the AXIA group arising, in particular, from the elimination of redun-dancies and inefficiencies, as well as from the more efficient allocation of re-sources and people. c. Risk factors Considering that AXIA already holds 100% of the shares issued by Juno and that, 97 after the Merger – Juno, it will hold all of the shares issued by Tijoá Energia, the managements of the parties understand that there is no change in the risk expo-sure of AXIA, Juno, and Tijoá Energia with the implementation of the Mergers. d. In the event of a related-party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why such alternatives were discarded. Although the Mergers involve related parties, since Juno is a wholly-owned sub-sidiary of AXIA and Tijoá Energia, although currently controlled directly and indi-rectly by AXIA, will become a wholly-owned subsidiary of AXIA after the Merger – Juno, no other means of achieving the same objectives of the Mergers were identified. e. Exchange ratio Not applicable, given that: (i) AXIA holds all of the shares issued by Juno and that, after the Merger – Juno, it will hold all of the shares issued by Tijoá Energia; (ii) there will be no capital increase or issuance of new shares by AXIA as a result of the Mergers; and (iii) there will be no migration of any shareholder of Juno and Tijoá Energia into AXIA’s capital stock. Consequently, there will be no exchange ratio between shares issued by Juno and Tijoá Energia and shares issued by AXIA. f. In transactions involving controlling companies, controlled compa-nies, or companies under common control (i) Exchange ratio of shares calculated in accordance with Article 264 of Law No. 6,404, of 1976 Not applicable, as per item 5, letter “e” above. (ii) Detailed description of the negotiation process of the exchange ratio and other terms and conditions of the transaction Not applicable, as per item 5, letter “e” above. 98 (iii) Should the transaction have been preceded, in the last 12 (twelve) months, by an acquisition of control or an acquisition of an interest in the controlling block: • Comparative analysis of the exchange ratio and the price paid in the acquisition of control As per the material fact disclosed by AXIA on October 29, 2025, AXIA entered into, on that date, a share purchase and sale agreement with Triunfo Partici-pações e Investimentos S.A. (“Triunfo”) and Mercúrio Participações e Investimen-tos S.A. (“Mercúrio”) for the acquisition of all of the shares issued by Juno, for the amount of R$ 247,000,000.00 (two hundred and forty-seven million reais). As per the notice to the market disclosed on June 2, 2026, AXIA completed, on that date, such acquisition, with payment, after adjustment and updates, of R$ 256,874,861.65 (two hundred and fifty-six million, eight hundred and seventy-four thousand, eight hundred and sixty-one reais and sixty-five centavos). At the time of the acquisition, Juno held 50.1% of Tijoá Energia’s capital stock, with AXIA already being the direct holder of 49.9% of Tijoá Energia’s capital stock. Upon closing of the transaction, AXIA became the direct holder of all of the shares issued by Juno and, directly and indirectly, of all of Tijoá Energia’s capital stock. With respect to the comparative analysis between the exchange ratio and the price paid in the aforementioned indirect acquisition of control of Tijoá Energia, AXIA clarifies that the Mergers concern companies of which AXIA is, or will be-come, the holder of all of the capital stock on the date of their implementation: Juno is, on this date, a wholly-owned subsidiary of AXIA; and Tijoá Energia, alt-hough currently controlled directly and indirectly by AXIA, will become its wholly-owned subsidiary as a result of the previously effected Merger – Juno. By reason of this circumstance, the Mergers will not entail the issuance of new shares by AXIA or the exchange of shares held by shareholders of the merged companies, there being, therefore, no exchange ratio susceptible to comparison with the price paid in the aforementioned acquisition. • Reasons justifying any differences in valuation across the different transactions 99 As to the reasons justifying any differences in valuation between the transactions, AXIA clarifies that the acquisition completed on June 2, 2026 arose from a nego-tiation with independent third parties, reflecting the value economically attributed to Juno and, indirectly, to the control of Tijoá Energia under market conditions. The Mergers, in turn, constitute an internal corporate reorganization, with the net equity of the merged companies having been ascertained based on its book value, pursuant to Article 226, paragraph 3, of the Brazilian Corporations Law. These are, therefore, valuation methodologies distinct by nature, applicable to transactions of a distinct nature, without any effect on the interest of minority shareholders of the merged companies, which are non-existent as of the date of the Mergers. For this reason, there is no divergence of valuation criteria capable of prejudicing shareholders of AXIA or of the merged companies. (iv) Justification of why the exchange ratio is commutative, with a de-scription of the procedures and criteria adopted to ensure the commuta-tivity of the transaction or, should the exchange ratio not be commutative, details of the payment or equivalent measures adopted to ensure adequate compensation. Not applicable, as per item 5, letter “e” above. 6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The Mergers were discussed within the Board of Directors, and the Fiscal Council of AXIA, in meetings held, respectively, on July 23, 2026, and on July 23, 2026. Copies of the minutes of such meetings are available on AXIA’s website (https://ri.axia.com.br/en/), and on the Empresas.NET System, which may be accessed on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 (https://www.b3.com.br/eu_us/). 100 Additionally, the Mergers were also discussed within the Statutory Audit Committee, and the People and Governance Committee, in meetings held, respectively, on July 16, 2026, and on July 22, 2026, the minutes of which are filed at the Company’s headquarters. 7. Copy of studies, presentations, reports, opinions, or appraisal reports of the companies involved in the transaction made available to the controlling share-holder at any stage of the transaction. The following were prepared by Taticca: (i) the Book Value Appraisal Report – Juno; and (ii) the Book Value Appraisal Report – Tijoá Energia, as indicated in item 3, letter “a” above, which were made available on AXIA’s website (https://ri.axia.com.br/en/), and on the Empresas.NET System (category “Dados Econômico-Financeiros”, type “Laudo de Avaliação”), which may be accessed on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 (https://www.b3.com.br/eu_us/). 8. Identification of any conflicts of interest between the financial institutions, companies, and professionals that prepared the documents mentioned in item 7 and the companies involved in the transaction. No conflicts of interest were identified between, on the one hand, AXIA, Juno, and Tijoá Energia, and, on the other hand, Taticca and the Taticca professionals responsible for preparing the Book Value Appraisal Report – Juno and the Book Value Appraisal Report – Tijoá Energia, referred to in item 7 above. 9. Draft bylaws or bylaw amendments of the companies resulting from the transaction. Not applicable, since there will be no need for bylaw amendments as a result of the Mergers. 10. Financial statements used for purposes of the transaction, pursuant to the specific rule. For purposes of Article 224, item III, Article 226, and Article 227, paragraphs 1 and 3, of the Brazilian Corporations Law, the net equity of Juno and of Tijoá Energia was calcu-lated based on its book value, as provided for in Articles 183 and 184 and permitted by Article 226, paragraph 3, also of the Brazilian Corporations Law, both ascertained 101 through the accounting books as of June 10, 2026, by means of the Book Value Ap-praisal Report – Juno and the Book Value Appraisal Report – Tijoá Energia, prepared by Taticca. Additionally, pursuant to Article 16 of CVM Resolution No. 78, of March 29, 2022 (“RCVM 78”), the disclosure of financial statements for purposes of the Mergers, pursuant to Chapter III of RCVM 78, is not applicable, given that: (i) AXIA holds all of the shares issued by Juno and that, after the Merger – Juno, it will hold all of the shares issued by Tijoá Energia; and (ii) the Mergers do not entail a capital increase or issuance of new shares by AXIA, and, therefore, do not represent dilution. 11. Pro forma financial statements prepared for purposes of the transaction, pursuant to the specific rule. Pursuant to Article 16 of RCVM 78, the disclosure of pro forma financial statements, pursuant to Chapter III of RCVM 78, is not applicable, given that: (i) AXIA holds all of the shares issued by Juno and that, after the Merger – Juno, it will hold all of the shares issued by Tijoá Energia; (ii) the Mergers do not entail a capital increase or issuance of new shares by AXIA, and, therefore, do not represent dilution; and (iii) the Mergers are not considered material under the accounting rules on pro forma financial information. 12. Document containing information on the directly involved companies that are not publicly held companies, including: a. Risk factors, pursuant to items 4.1 and 4.3 of the reference form. Considering that AXIA directly holds all of Juno’s capital stock and that, after the Merger – Juno, it will hold all of the shares issued by Tijoá Energia, the manage-ment understands that the risk factors set forth in AXIA’s reference form already include the risk factors applicable to Juno and Tijoá Energia. b. Description of the main changes in risk factors occurring during the fiscal year and expectations regarding the reduction or increase in risk ex-posure as a result of the transaction. Considering that AXIA directly holds all of Juno’s capital stock and that, after the Merger – Juno, it will hold all of the shares issued by Tijoá Energia, the manage- 102 ment understands that there will be no change in risk exposure as a result of the Mergers. c. Description of their activities, pursuant to items 1.2 to 1.5 of the ref-erence form. Juno: 1.2. Briefly describe the main activities carried out by the issuer and its controlled companies Juno’s corporate purpose is: (a) to hold interests as a partner, shareholder, or quotaholder, in business or civil companies, and to make investments in busi-nesses, ventures, and companies; and (b) the provision of civil engineering and construction services in general. Currently, Juno carries out the activities set forth in its corporate purpose exclu-sively within the national territory. Notwithstanding, in accordance with its Bylaws, Juno may also carry out its activities abroad, whether directly or through subsid-iaries, or through participation in consortia or in the capital of other companies. 1.3. In relation to each operating segment that has been disclosed in the latest year-end financial statements or, where applicable, in the consolidated financial statements, indicate the following information a. products and services marketed Currently, Juno does not market products or provide services to third parties, its operating activities being restricted to the equity interest held in Tijoá Energia. b. revenue from the segment and its share in the issuer’s net revenue Juno’s net operating revenue is 100% derived from dividends distributed by Tijoá Energia, the amount of which totaled, in the fiscal year ended December 31, 2025, the sum of R$ 43,246,000 (forty-three million, two hundred and forty-six thousand reais). 103 c. profit or loss resulting from the segment and its share in the issuer’s net income All of Juno’s net income in the fiscal year ended December 31, 2025, correspond-ing to R$ 42,821,000.00 (forty-two thousand, eight hundred and twenty-one thou-sand reais), is related to the equity interest held in Tijoá Energia. 1.4. In relation to the products and services corresponding to the operating seg-ments disclosed in item 1.3, describe: a. characteristics of the production process Juno has no production process related to its operating activities, since it currently acts, solely and exclusively, as a holding company with respect to its interest in Tijoá Energia. b. characteristics of the distribution process Juno has no process for the distribution of products and/or services related to its current operating activities. c. characteristics of the markets of operation, in particular: Considering that Juno is an investment company whose sole asset corresponds to the interest in a company that operates a hydroelectric power generation con-cession in Brazil, its economic and financial performance is directly related to the economic and financial performance of Tijoá Energia. i. share in each of the markets Not applicable, considering that the sole operating activity carried out by Juno corresponds to the equity interest held in Tijoá Energia. ii. competitive conditions in the markets Not applicable, considering that the sole operating activity carried out by Juno corresponds to the equity interest held in Tijoá Energia. 104 d. possible seasonality There is no relevant seasonality of a commercial nature in Juno’s activities, con-sidering that its sole operating activity corresponds to the equity interest held in Tijoá Energia. e. main inputs and raw materials, indicating: i. description of the relationships maintained with suppliers, including whether they are subject to governmental control or regulation, with indication of the bod-ies and the respective applicable legislation Juno has no relevant suppliers within the scope of its current operating activities, since it acts exclusively as a holding company. ii. possible dependence on few suppliers Not applicable, considering that Juno has no relevant suppliers within the scope of its current operating activities. iii. possible volatility in their prices Not applicable, considering that Juno has no relevant suppliers within the scope of its current operating activities. 1.5. Identify whether there are clients responsible for more than 10% of the is-suer’s total net revenue, indicating a. total amount of revenue from the client Considering that 100% of Juno’s net operating revenue is derived from its equity interest in Tijoá Energia, no client was responsible for more than 10% of Juno’s total net operating revenue in the fiscal year ended December 31, 2025. b. operating segments affected by revenue from the client Not applicable, by reason of the matters set forth in letter “a” above. 105 Tijoá Energia: 1.2. Briefly describe the main activities carried out by the issuer and its controlled companies Tijoá Energia’s corporate purpose is: (a) the exploitation of the hydroelectric power potential of the Três Irmãos Hydroelectric Power Plant (“Três Irmãos HPP”), with a minimum installed capacity of 807.5 MW, as well as of the respec-tive transmission facilities of restricted interest to the hydroelectric plant; (b) the operation and maintenance of the Três Irmãos locks and the Pereira Barreto Ca-nal; (c) to study, plan, design, build, and operate the systems for the production, transmission, transformation, distribution, and trading of electric power, as well as the services that have been or may be granted to it, by any legal title, being able to manage and/or merge other systems, provide technical services in its specialty, organize subsidiaries, merge other companies, and carry out the other acts necessary to achieve its objectives. Currently, the main activity carried out by Tijoá Energia consists of the exploitation of the Três Irmãos HPP concession, under an energy quota regime, pursuant to the regulations applicable to the electricity sector. 1.3. In relation to each operating segment that has been disclosed in the latest year-end financial statements or, where applicable, in the consolidated financial statements, indicate the following information a. products and services marketed Tijoá Energia operates in the generation of electric power under an energy quota regime. b. revenue from the segment and its share in the issuer’s net revenue All of Tijoá Energia’s net operating revenue is derived from the hydroelectric power generation activity. c. profit or loss resulting from the segment and its share in the issuer’s net income 106 Tijoá Energia reported net income of R$ 92,864,000.00 (ninety-two million, eight hundred and sixty-four thousand reais) in the fiscal year ended December 31, 2025, entirely related to the hydroelectric power generation activity. 1.4. In relation to the products and services corresponding to the operating seg-ments disclosed in item 1.3, describe: a. characteristics of the production process Tijoá Energia is the concessionaire responsible for the operation of the Três Irmãos HPP, a hydroelectric power generation project with an installed capacity of approximately 808 MW. The production process consists of transforming the potential energy of the water stored in the reservoir into electric power by means of hydraulic turbines coupled to large-scale electromechanical generators. The operation of the Três Irmãos HPP is carried out by qualified technical teams and supervised in accordance with the procedures established by the National Electric System Operator (ONS). Actual energy production may vary in relation to the plant’s installed capacity due to factors such as hydrological conditions, equipment availability, operational re-strictions of the National Interconnected System (SIN), and maintenance sched-uling. Operational performance is monitored by indicators such as the availability of the generating units, capacity factor, equipment reliability, and operational efficiency. The main concession assets are subject to the contracting of insurance coverage compatible with the risks of the business, covering, among others, property dam-age, civil liability, and any operational losses Among the main risks inherent to the business and its production process are adverse hydrological risks, mechanical or electrical equipment failures, interrup-tions in the electrical system, operational restrictions imposed by regulatory bod-ies, extreme weather events, and environmental issues. 107 b. characteristics of the distribution process The energy generated by the Três Irmãos HPP is integrated into the National Interconnected System (SIN) and distributed to energy distribution concession-aires through the regime of physical guarantee and power quotas. Tijoá Energia does not act directly in the activity of distributing electric power to the final con-sumer. c. characteristics of the markets of operation, in particular: Tijoá Energia operates in the Brazilian electricity sector, in the hydroelectric power generation segment, in a heavily regulated environment subject to over-sight by sector authorities. By reason of the concession regime and the regulated remuneration applicable to hydroelectric plants, Tijoá Energia’s economic and fi-nancial performance is directly related to the regulatory, operational, and hydro-logical conditions of the Brazilian electricity sector. In this context, the following stand out as the most relevant factors of Tijoá Ener-gia’s market of operation: • sector regulation and legislation • public concessions • low level of direct competition • regulated revenues • operating and maintenance costs • dependence on water resources • environmental and land issues • availability of financing and economic scenario • public policies and governmental incentives • technological dependence and dependence on specialized labor i. share in each of the markets Tijoá Energia has 808 MW of installed hydroelectric power generation capacity, which represents approximately 0.38% of Brazil’s total installed electric power generation capacity in 2025. 108 ii. competitive conditions in the markets Tijoá Energia is not subject, in its main activity, to direct competitive conditions typical of free or unregulated markets, given that its operation arises from the exploitation of a public hydroelectric power generation concession and its remu-neration is linked to the regulated regime. d. possible seasonality There is no relevant seasonality of a commercial nature in Tijoá Energia’s activi-ties. Tijoá Energia’s revenue is entirely derived from the Annual Generation Revenue (“RAG”), regulated remuneration received by certain hydroelectric plants operat-ing under the quota regime, defined by ANEEL to cover efficient costs of opera-tion, maintenance, and remuneration of investments. Thus, although hydroelectric power generation is subject to operational variations arising from hydrological conditions, the RAG mechanism reduces Tijoá Ener-gia’s exposure to fluctuations in the energy market and provides greater predict-ability of revenues. e. main inputs and raw materials, indicating: i. description of the relationships maintained with suppliers, including whether they are subject to governmental control or regulation, with indication of the bod-ies and the respective applicable legislation Not applicable with respect to raw material suppliers, given that the basic raw material for the transformation of potential energy into electric power consists of the water stored in the reservoir through rainfall. Without prejudice, Tijoá Energia may engage suppliers and service providers necessary for the operation, maintenance, conservation, security, engineering, insurance, and other activities supporting the concession, subject to the legal, regulatory, and contractual rules applicable to the electricity sector. 109 ii. possible dependence on few suppliers Not applicable, considering that hydroelectric power generation uses as its main input the water stored in the reservoir. iii. possible volatility in their prices Not applicable, considering that hydroelectric power generation uses as its main input the water stored in the reservoir. Furthermore, Tijoá Energia’s revenue is entirely derived from the RAG, remuner-ation defined by ANEEL, which reduces Tijoá Energia’s exposure to fluctuations in the energy market and provides greater predictability of revenues. 1.5. Identify whether there are clients responsible for more than 10% of the is-suer’s total net revenue, indicating a. total amount of revenue from the client No client was responsible for more than 10% of Tijoá Energia’s total net operating revenue in the fiscal year ended December 31, 2025. b. operating segments affected by revenue from the client Not applicable, by reason of the matters set forth in letter “a” above. d. Description of the economic group, pursuant to item 6 of the refer-ence form. AXIA, Juno, and Tijoá Energia are companies belonging to the same economic group, with Juno being a wholly-owned subsidiary of AXIA and, after the Merger – Juno, AXIA will hold all of the shares issued by Tijoá Energia. Accordingly, the information relating to their economic group merges with the in-formation of the economic group to which AXIA belongs, such information being available in AXIA’s reference form, available on the websites of AXIA 110 (https://ri.axia.com.br/en/), the CVM (https://www.gov.br/cvm/en), and B3 (https://www.b3.com.br/en_us/). e. Description of the capital stock, pursuant to item 12.1 of the refer-ence form. Juno’s capital stock, fully subscribed and paid in, is R$ 2,971,845.00 (two million, nine hundred and seventy-one thousand, eight hundred and forty-five reais), di-vided into 2,971,845 (two million, nine hundred and seventy-one thousand, eight hundred and forty-five) common, registered shares, with no par value, all held by AXIA, as indicated below: Shareholder CNPJ/CPF Common Sha-res % Total AXIA Energia S.A. 00.001.180/0001-26 2,971,845 100.000% Others - - - Treasury Shares - - - Total - 2,971,845 100.000% Tijoá Energia’s capital stock, fully subscribed and paid in, is R$ 13,801,000.00 (thirteen million, eight hundred and one thousand reais), divided into 13,801,000 (thirteen million, eight hundred and one thousand) common, registered shares, with no par value, distributed as indicated below: Shareholder CNPJ/CPF Common Sha-res % Total Juno Participa-ções e Investi-mentos S.A. 18.252.691/0001-86 6,914,000 50.100% AXIA Energia S.A. 00.001.180/0001-26 6,887,000 49.900% Others - - - Treasury Shares - - - Total - 13,801,000 100.000% 111 13. Description of the capital structure and control after the transaction, pur-suant to item 6 of the reference form. Juno After the Merger – Juno, Juno will be absorbed by AXIA, and therefore extinguished, resulting in the extinction of the 2,971,845 (two million, nine hundred and seventy-one thousand, eight hundred and forty-five) common, registered shares, with no par value. Tijoá Energia After the Merger – Tijoá Energia, Tijoá Energia will be absorbed by AXIA, and therefore extinguished, resulting in the extinction of the 13,801,000 (thirteen million, eight hundred and one thousand) common, registered shares, with no par value. AXIA AXIA’s capital stock and its distribution will not be changed as a result of the Mergers, with the capital structure described in items 6.1 and 6.2 of its reference form remaining, available on the websites of AXIA (https://ri.axia.com.br/en), the CVM (https://www.gov.br/cvm/en), and B3 (https://www.b3.com.br/en_us). 14. Number, class, type, and kind of the securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to such companies, as defined by the rules governing public ten-der offers for the acquisition of shares. As of this date, Juno and Tijoá Energia do not hold any securities issued by AXIA. Currently, AXIA holds all of Juno’s capital stock, composed of 2,971,845 (two million, nine hundred and seventy-one thousand, eight hundred and forty-five) common, regis-tered shares, with no par value. Currently, AXIA holds 6,887,000 (six million, eight hundred and eighty-seven thousand) common, registered shares, with no par value, of Tijoá Energia, representing 49.9% of Tijoá Energia’s capital stock, and Juno holds 6,914,000 (six million, nine hundred and fourteen thousand) common, registered shares, with no par value, of Tijoá Energia, rep- 112 resenting 50.1% of Tijoá Energia’s capital stock. After the Merger – Juno and at the time of the Merger – Tijoá Energia, AXIA will hold all of Tijoá Energia’s capital stock. There are no other securities issued by AXIA held by persons related to Juno and Tijoá Energia, and there are no other securities issued by Juno and Tijoá Energia held by persons related to AXIA. 15. Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules governing public tender offers for the ac-quisition of shares, to derivatives referenced in securities issued by the other companies involved in the transaction. AXIA and the persons related to it are not, as of this date, exposed to derivatives refer-enced in securities issued by Juno and Tijoá Energia. Likewise, Juno and Tijoá Energia and the persons related to them are not, as of this date, exposed to derivatives refer-enced in securities issued by AXIA. 16. Report covering all transactions carried out in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the transaction: a. Companies involved in the transaction: (i) Private purchase transactions: As detailed in item 5, letter “f”, subitem (iii) above, on June 2, 2026, AXIA completed the acquisition of all of the shares issued by Juno, until then held by Triunfo and Mercúrio, with payment of the total amount of R$ 256,874,861.65 (two hundred and fifty-six million, eight hundred and sev-enty-four thousand, eight hundred and sixty-one reais and sixty-five cen-tavos), already considering the applicable updates and adjustments. • the average price The average price paid by AXIA for the shares issued by Juno was approximately R$ 86.43 (eighty-six reais and forty-three centa-vos). 113 • number of shares involved 2,971,845 (two million, nine hundred and seventy-one thousand, eight hundred and forty-five) shares issued by Juno were acquired, representing all of Juno’s capital stock. • security involved The transaction involved the acquisition of common, registered shares, with no par value, issued by Juno. • percentage in relation to the class and type of the se-curity The acquired shares issued by Juno represent all of Juno’s capital stock. • other relevant conditions There are no other conditions that AXIA understands to be relevant relating to the acquisition of all of the shares issued by Juno. (ii) Private sale transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (iii) Purchase transactions in regulated markets: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity 114 • other relevant conditions (iv) Sale transactions in regulated markets: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions In addition to the transaction highlighted above with respect to the interest held in Juno, in the last 6 (six) months, AXIA and Juno also did not carry out transac-tions with securities issued by Tijoá Energia. b. Related parties of the companies involved in the transaction: (i) Private purchase transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (ii) Private sale transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (iii) Purchase transactions in regulated markets: • the average price • number of shares involved • security involved 115 • percentage in relation to the class and type of the se-curity • other relevant conditions (iv) Sale transactions in regulated markets: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions In the last 6 (six) months, the related parties of AXIA and Juno did not carry out transactions with securities issued by Tijoá Energia. Furthermore, in the last 6 (six) months, AXIA acquired all of the shares issued by Juno, in its capacity as a related party of Tijoá Energia, as already described in item 16, letter “a”, subitem (i) above. 17. Document by means of which the Independent Special Committee submit-ted its recommendations to the Board of Directors, should the transaction have been negotiated pursuant to CVM Guidance Opinion No. 35, of 2008. Not applicable, considering that the Mergers will be carried out without an exchange ratio. 116 EXHIBIT 5 Information on the Merger – Retiro Baixo (In accordance with Exhibit I to RCVM 81) 1. Merger protocol and justification of the transaction, pursuant to Articles 224 and 225 of Law No. 6,404, of 1976. A full copy of the protocol and justification of the merger of Retiro Baixo Energética S.A. (“Retiro Baixo”) into AXIA Energia S.A. (“AXIA” and “Protocol and Justification – Retiro Baixo”, respectively) has been made available on AXIA’s website (https://ri.axia.com.br/en/), and on the Empresas.NET System (category “Assembleia”, type “AGE”, class “Protocolo e Justificação de Incorporação, Cisão ou Fusão”), which may be accessed on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (https://www.b3.com.br/en_us/). 2. Other agreements, contracts, and pre-contracts governing the exercise of voting rights or the transfer of shares issued by the surviving or resulting compa-nies of the transaction, filed at the company’s headquarters or to which the com-pany’s controlling shareholder is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions The transaction will comprise the merger of Retiro Baixo into AXIA (“Merger – Retiro Baixo”), pursuant to Articles 224 through 227 of Law No. 6,404, of Decem-ber 15, 1976, as amended (“Brazilian Corporations Law”). As a consequence of the Merger – Retiro Baixo, AXIA’s succession to all rights and obligations of Retiro Baixo and the extinction of Retiro Baixo will occur. For purposes of Article 224, item III, Article 226, and Article 227, paragraphs 1 and 3, of the Brazilian Corporations Law, Retiro Baixo’s net equity was calculated based on its book value, as provided for in Articles 183 and 184 and permitted by Article 226, paragraph 3, also of the Brazilian Corporations Law, by means of an 117 appraisal report, with a base date of December 31, 2025, prepared by Apsis Con-sultoria e Avaliações Ltda., headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, 62, 6th floor, Centro, Zip Code 20021-290, enrolled with the CNPJ under No. 08.681.365/0001-30, registered with the Re-gional Accounting Council of the State of Rio de Janeiro (CRC/RJ) under No. 005112/O-9 (“Apsis” and “Book Value Appraisal Report – Retiro Baixo”, respec-tively). Given that AXIA holds all of Retiro Baixo’s capital stock, the Merger – Retiro Baixo will be effected without a capital increase of AXIA. Taking into account that Retiro Baixo is a wholly-owned subsidiary of AXIA, the Merger – Retiro Baixo will allow the restructuring and consolidation of operational, administrative, and tax activi-ties, as well as synergies, operational gains, cost reduction, simplification of cor-porate structures, greater speed in decision-making, and enhanced competitive-ness and efficiency of the group of the companies involved vis-à-vis competitors. The Merger – Retiro Baixo is conditioned upon obtaining the necessary prior con-sents from the Brazilian Electricity Regulatory Agency – ANEEL, pursuant to the applicable regulations. As a result of the transaction described herein, on the effective date of the Merger – Retiro Baixo, Retiro Baixo will be extinguished, it being certain that AXIA will succeed it in all its rights and obligations, pursuant to Article 227 of the Brazilian Corporations Law. There will be no change in the equity interest currently held by AXIA’s sharehold-ers, nor the issuance of new shares, with all articles of AXIA’s Bylaws remaining in full force and effect. b. Indemnification obligations (i) The managers of any of the companies involved (ii) Should the transaction not be consummated Not applicable, considering that the Protocol and Justification – Retiro Baixo does not provide for any indemnification obligation in favor of the managers of the com- 118 panies involved, nor any penalty or compensation in the event of non-consum-mation of the Merger – Retiro Baixo. c. Comparative table of the rights, advantages, and restrictions of the shares of the companies involved or resulting, before and after the trans-action. Before the Merger – Retiro Baixo AXIA Shares Retiro Baixo Shares Common Shares Common Shares (i) each common share issued by AXIA entitles its holder to 1 (one) vote in the resolutions of the general meet-ings; (ii) to oversee, in the manner pro-vided for in the Brazilian Corporations Law, the acts of management; (iii) the right to receive a manda-tory dividend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net income for the fiscal year; (iv) the right to withdraw from AXIA in the cases provided for in the Brazil-ian Corporations Law; (v) to participate in AXIA’s assets, in the event of liquidation, pursuant to the Brazilian Corporations Law; and (vi) the right to be included in a public tender offer for the acquisition (i) each common share issued by Retiro Baixo entitles its holder to 1 (one) vote in the resolutions of the general meetings; (ii) to oversee, in the manner pro-vided for in the Brazilian Corpora-tions Law, the acts of management; (iii) the right to receive a manda-tory dividend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net income for the fis-cal year; (iv) the right to withdraw from Re-tiro Baixo in the cases provided for in the Brazilian Corporations Law; and (v) to participate in Retiro Baixo’s assets, in the event of liquidation, pursuant to the Brazilian Corpora-tions Law. 119 of shares resulting from the transfer of control of AXIA at the same price per share and on the same conditions of-fered to the selling controlling share-holder. Class “C” Preferred Shares Preferred Shares (i) each class “C” preferred share issued by AXIA entitles its holder to 1 (one) vote in the resolutions of the general meetings; (ii) to oversee, in the manner pro-vided for in the Brazilian Corporations Law, the management of the officers; (iii) the right to receive a manda-tory dividend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net income for the fiscal year; (iv) priority in the reimbursement of capital, without premium; (v) automatic and staggered con-version into common shares, to be carried out annually until the year 2031, in accordance with the Bylaws; (vi) the possibility of redemption upon resolution of the Board of Direc-tors, subject to the terms and condi-tions of the Bylaws; There are no preferred shares issued by Retiro Baixo. 120 (vii) the right to be included in a public tender offer for the acquisition of shares resulting from the transfer of control of AXIA at the same price per share and on the same conditions of-fered to the selling controlling share-holder; (viii) the right to withdraw from AXIA in the cases provided for in the Brazil-ian Corporations Law; (ix) to participate in AXIA’s assets, in the event of liquidation, pursuant to the Brazilian Corporations Law; (x) a strictly transitory and excep-tional nature; and (xi) automatic extinction after the conversion or redemption of all class “C” preferred shares, to be carried out by 2031 or earlier. Special Class Preferred Share (Golden Share) Special Class Preferred Share (Golden Share) (i) the special class preferred share, held exclusively by the Brazil-ian Federal Government (União), is-sued by AXIA, has no voting right in the resolutions of the general meet-ings, except for the veto right in corpo-rate resolutions aimed at amending the Bylaws for the purpose of remov-ing or modifying the limitation on the There are no preferred shares issued by Retiro Baixo. 121 exercise of voting rights and the exe-cution of a shareholders’ agreement; (ii) to oversee, in the manner pro-vided for in the Brazilian Corporations Law, the management of the officers; and (iii) the right to receive a manda-tory dividend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net income for the fiscal year. After the Merger – Retiro Baixo Upon consummation of the Merger – Retiro Baixo, Retiro Baixo will be extin-guished, its shares will be cancelled, and AXIA will succeed it, by universal title, in all its rights and obligations. Therefore, no rights, advantages, or restrictions relating to the shares issued by Retiro Baixo will subsist after the Merger – Retiro Baixo. The Merger – Retiro Baixo will not result in any change to the rights, advantages, or restrictions of the shares issued by AXIA, as described in the table above. d. Possible need for approval by debenture holders or other creditors. Not applicable, given that the implementation of the Merger – Retiro Baixo is not subject to prior consents or other approvals by debenture holders and/or other creditors of AXIA and/or Retiro Baixo. e. Asset and liability elements that will form each portion of the equity, in the event of a spin-off. Not applicable, considering that the Merger – Retiro Baixo does not involve a spin- 122 off. f. Intention of the resulting companies to obtain registration as a se-curities issuer. Not applicable, given that the company resulting from the Merger – Retiro Baixo will be AXIA itself, already registered with the CVM as a category “A” securities issuer. 4. Plans for conducting corporate business, notably with respect to specific corporate events intended to be promoted. Not applicable, considering that there are no specific corporate events that the parties intend to promote with the implementation of the Merger – Retiro Baixo. 5. Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including: (i) Synergies In view of the extinction of Retiro Baixo, as a result of the Merger – Retiro Baixo, there will be: (i) simplification of AXIA’s corporate structure, with the consolidation of operational, administrative, and tax activities; (ii) higher levels of corporate governance with respect to the activities previously carried out by Retiro Baixo (since such activities will begin to be carried out directly by AXIA); and (iii) greater speed in the decision-making process of the activities previously carried out by Retiro Baixo (since such decision-making process will be carried out directly by AXIA). For further synergies, see the strategic advantages referred to in item 5, letter “a”, subitem (iii) below. (ii) Tax benefits 123 The Merger – Retiro Baixo will allow the restructuring and consolidation of tax activities. (iii) Strategic advantages The merger of companies constitutes a corporate reorganization instrument widely used by economic groups seeking the restructuring and consolidation of operational, administrative, and tax activities, as well as synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in de-cision-making, and enhanced competitiveness and efficiency of the group vis-à-vis competitors. As a result of the Merger – Retiro Baixo, AXIA will enjoy higher levels of corporate governance with respect to the activities previously carried out by Retiro Baixo (since such activities will begin to be carried out directly by AXIA), in view of the organizational simplification brought about by the Merger – Retiro Baixo. The Merger – Retiro Baixo is part of the corporate reorganization of the AXIA group initiated in 2023, involving the merger of certain controlled companies into AXIA. Such reorganization aims, among other things, at simplifying the corporate and administrative structure of AXIA and its subsidiaries. b. Costs It is estimated that the costs and expenses related to the completion and con-summation of the Merger – Retiro Baixo, considering the fees of legal advisors and appraisers, total R$ 105,000.00 (one hundred and five thousand reais), with-out considering ordinary costs of registration and publication of corporate acts. After the implementation of the Merger – Retiro Baixo, it is estimated that there will be cost reductions for the AXIA group arising, in particular, from the elimina-tion of redundancies and inefficiencies, as well as from the more efficient alloca-tion of resources and people. c. Risk factors 124 Considering that AXIA already holds 100% of the shares issued by Retiro Baixo, the managements of the parties understand that there is no change in the risk exposure of AXIA and Retiro Baixo with the implementation of the Merger – Retiro Baixo. d. In the event of a related-party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why such alternatives were discarded. Although the Merger – Retiro Baixo involves related parties, since Retiro Baixo is a wholly-owned subsidiary of AXIA, no other means of achieving the same objec-tives of the Merger – Retiro Baixo were identified. e. Exchange ratio Not applicable, given that: (i) AXIA holds all of the shares issued by Retiro Baixo; (ii) there will be no capital increase or issuance of new shares by AXIA as a result of the Merger – Retiro Baixo; and (iii) there will be no migration of any shareholder of Retiro Baixo into AXIA’s capital stock. Consequently, there will be no exchange ratio between shares issued by Retiro Baixo and shares issued by AXIA. f. In transactions involving controlling companies, controlled compa-nies, or companies under common control (i) Exchange ratio of shares calculated in accordance with Article 264 of Law No. 6,404, of 1976 (ii) Detailed description of the negotiation process of the exchange ratio and other terms and conditions of the transaction Not applicable, as per item 5, letter “e” above. (iii) Should the transaction have been preceded, in the last 12 (twelve) months, by an acquisition of control or an acquisition of an interest in the controlling block: 125 • Comparative analysis of the exchange ratio and the price paid in the acquisition of control • Reasons justifying any differences in valuation across the different transactions Not applicable, considering that there was no acquisition of control or acquisition of an interest in the controlling block relating to the parties involved in the last 12 (twelve) months. (iv) Justification of why the exchange ratio is commutative, with a de-scription of the procedures and criteria adopted to ensure the commuta-tivity of the transaction or, should the exchange ratio not be commutative, details of the payment or equivalent measures adopted to ensure adequate compensation. Not applicable, as per item 5, letter “e” above. 6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The Merger – Retiro Baixo was discussed within the Board of Directors, and the Fiscal Council of AXIA, in meetings held, respectively, on July 23, 2026, and on July 23, 2026. Copies of the minutes of such meetings are available on AXIA’s website (https://ri.axia.com.br/en/), and on the Empresas.NET System, which may be accessed on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 (https://www.b3.com.br/en_us/). Additionally, the Merger – Retiro Baixo was also discussed within the Statutory Audit Committee, and the People and Governance Committee, in meetings held, respectively, on July 16, 2026, and on July 22, 2026, the minutes of which are filed at the Company’s headquarters. 7. Copy of studies, presentations, reports, opinions, or appraisal reports of the companies involved in the transaction made available to the controlling share- 126 holder at any stage of the transaction. The Book Value Appraisal Report – Retiro Baixo was prepared by Apsis, as indicated in item 3, letter “a” above, which was made available on AXIA’s website (https://ri.axia.com.br/en/), and on the Empresas.NET System (category “Dados Econômico-Financeiros”, type “Laudo de Avaliação”), which may be accessed on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 (https://www.b3.com.br/en_us/). 8. Identification of any conflicts of interest between the financial institutions, companies, and professionals that prepared the documents mentioned in item 7 and the companies involved in the transaction. No conflicts of interest were identified between, on the one hand, AXIA and Retiro Baixo, and, on the other hand, Apsis and the Apsis professionals responsible for preparing the Book Value Appraisal Report – Retiro Baixo referred to in item 7 above. 9. Draft bylaws or bylaw amendments of the companies resulting from the transaction. Not applicable, since there will be no need for bylaw amendments as a result of the Merger – Retiro Baixo. 10. Financial statements used for purposes of the transaction, pursuant to the specific rule. For purposes of Article 224, item III, Article 226, and Article 227, paragraphs 1 and 3, of the Brazilian Corporations Law, Retiro Baixo’s net equity was calculated based on its book value, as provided for in Articles 183 and 184 and permitted by Article 226, para-graph 3, also of the Brazilian Corporations Law, by means of the Book Value Appraisal Report – Retiro Baixo, with a base date of December 31, 2025, prepared by Apsis. Additionally, pursuant to Article 16 of CVM Resolution No. 78, of March 29, 2022 (“RCVM 78”), the disclosure of financial statements for purposes of the Merger – Retiro Baixo, pursuant to Chapter III of RCVM 78, is not applicable, given that: (i) AXIA holds all of the shares issued by Retiro Baixo; and (ii) the Merger – Retiro Baixo does not entail a capital increase or issuance of new shares by AXIA, and, therefore, does not represent dilution. 127 11. Pro forma financial statements prepared for purposes of the transaction, pursuant to the specific rule. Pursuant to Article 16 of RCVM 78, the disclosure of pro forma financial statements, pursuant to Chapter III of RCVM 78, is not applicable, given that: (i) AXIA holds all of the shares issued by Retiro Baixo; (ii) the Merger – Retiro Baixo does not entail a capital increase or issuance of new shares by AXIA, and, therefore, does not represent dilution; and (iii) the Merger – Retiro Baixo is not considered material under the accounting rules on pro forma financial information. 12. Document containing information on the directly involved companies that are not publicly held companies, including: a. Risk factors, pursuant to items 4.1 and 4.3 of the reference form. Considering that AXIA directly holds all of Retiro Baixo’s capital stock, the man-agement understands that the risk factors set forth in AXIA’s reference form al-ready include the risk factors applicable to Retiro Baixo. b. Description of the main changes in risk factors occurring during the fiscal year and expectations regarding the reduction or increase in risk ex-posure as a result of the transaction. Considering that AXIA directly holds all of Retiro Baixo’s capital stock, the man-agement understands that there will be no change in risk exposure as a result of the Merger – Retiro Baixo. c. Description of its activities, pursuant to items 1.2 to 1.5 of the refer-ence form. 1.2. Briefly describe the main activities carried out by the issuer and its controlled companies Retiro Baixo is a privately held, special purpose corporation whose purpose is the exploitation of the hydraulic power potential located on the Paraopeba River, in the Municipalities of Pompéu and Curvelo, in the State of Minas Gerais, through 128 the construction, implementation, operation, and maintenance of the hydroelec-tric project; of the respective transmission facilities of restricted interest to the generating plant; and of the areas bordering the reservoir and respective islands. Concession Agreement No. 007/2006 was executed in 2006 with the Brazilian Federal Government (União) (Ministry of Mines and Energy – MME and Retiro Baixo HPP), in the category of use of a public asset, for the generation of electric power in the modality of independent Electric Power producer, for a term of 35 years, ending in August 2041. On September 14, 2021, ANEEL, by means of ANEEL Ratifying Resolution 2,932/2021, approved a 2,049-day extension of the concession, which will end on March 26, 2047. The plant’s total generating ca-pacity is 82 MW. 1.3. In relation to each operating segment that has been disclosed in the latest year-end financial statements or, where applicable, in the consolidated financial statements, indicate the following information a. products and services marketed Retiro Baixo operates in the trading of energy sale agreements in the Regulated Trading Environment – ACR. b. revenue from the segment and its share in the issuer’s net revenue All of Retiro Baixo’s net operating revenue in 2025, in the amount of R$ 88,953,000.00 (eighty-eight million, nine hundred and fifty-three thousand reais), arises from the exploitation of its sole business segment, c. profit or loss resulting from the segment and its share in the issuer’s net income Retiro Baixo’s net income in fiscal year 2025 was R$ 35,718,000.00 (thirty-five million, seven hundred and eighteen thousand reais), entirely related to the ex-ploitation of its sole business segment. 1.4. In relation to the products and services corresponding to the operating seg-ments disclosed in item 1.3, describe: 129 a. characteristics of the production process Retiro Baixo is the concessionaire responsible for the operation of the Retiro Baixo Hydroelectric Power Plant, a hydroelectric power generation project with an installed capacity of approximately 82 MW. The production process consists of transforming the potential energy of the water stored in the reservoir into electric power by means of hydraulic turbines coupled to large-scale electromechanical generators. The operation of Retiro Baixo is carried out by qualified technical teams and su-pervised in accordance with the procedures established by the National Electric System Operator (ONS) Actual energy production may vary in relation to the plant’s installed capacity, due to factors such as hydrological conditions, equipment availability, operational re-strictions of the National Interconnected System (SIN), and maintenance sched-uling. Operational performance is monitored by indicators such as the availability of the generating units, capacity factor, equipment reliability, and operational efficiency. The main concession assets are subject to the contracting of insurance coverage compatible with the risks of the business, covering, among others, property dam-age, civil liability, and any operational losses Among the main risks inherent to the business and the production process are adverse hydrological risks, mechanical or electrical equipment failures, interrup-tions in the electrical system, operational restrictions imposed by regulatory bod-ies, extreme weather events, and environmental issues. b. characteristics of the distribution process The energy generated by the Retiro Baixo HPP is integrated into the National Interconnected System (SIN) and distributed to energy distribution concession-aires through the regime of physical guarantee and power quotas. 130 c. characteristics of the markets of operation, in particular: Considering that Retiro Baixo is a company whose sole asset corresponds to the interest in a hydroelectric power generation concession in Brazil, its economic and financial performance is directly related to the conditions of the Brazilian elec-tricity sector. In this context, the following factors stand out as the most relevant for the company’s market of operation: • Sector regulation and legislation • Public concessions • Low level of direct competition • Regulated revenues • Operating and maintenance costs • Dependence on water resources • Environmental and land issues • Availability of financing and economic scenario • Public policies and governmental incentives i. share in each of the markets Retiro Baixo has 82 MW of installed capacity, which represents approximately 0.0386% of Brazil’s total installed electric power generation capacity in 2025. ii. competitive conditions in the markets Retiro Baixo is not subject, in its main activity, to direct competitive conditions typical of free or unregulated markets, given that its operation arises from the exploitation of a public hydroelectric power generation concession and its remu-neration is linked to the regulated regime. d. possible seasonality There is no relevant seasonality of a commercial nature in Retiro Baixo’s activi-ties. e. main inputs and raw materials, indicating: 131 i. description of the relationships maintained with suppliers, including whether they are subject to governmental control or regulation, with indication of the bodies and the re-spective applicable legislation Not applicable, considering that the basic raw material for the transformation of potential energy into electric power consists of the water stored in the reservoir through rainfall. ii. possible dependence on few suppliers Not applicable, considering that the basic raw material for the transformation of potential energy into electric power consists of the water stored in the reservoir through rainfall. iii. possible volatility in their prices Not applicable, considering that the basic raw material for the transformation of potential energy into electric power consists of the water stored in the reservoir through rainfall. 1.5. Identify whether there are clients responsible for more than 10% of the is-suer’s total net revenue, indicating a. total amount of revenue from the client No client was responsible for more than 10% of Retiro Baixo’s total net operating revenue in the fiscal year ended December 31, 2025. b. operating segments affected by revenue from the client Not applicable, by reason of the matters set forth in letter “a” above. d. Description of the economic group, pursuant to item 6 of the refer-ence form. 132 AXIA and Retiro Baixo are companies belonging to the same economic group, with Retiro Baixo being a wholly-owned subsidiary of AXIA. Accordingly, the information relating to its economic group merges with the infor-mation of the economic group to which AXIA belongs, such information being available in AXIA’s reference form, available on the websites of AXIA (https://ri.axia.com.br/en/), the CVM (https://www.gov.br/cvm/en), and B3 (https://www.b3.com.br/eu_us/). e. Description of the capital stock, pursuant to item 12.1 of the refer-ence form. Retiro Baixo’s capital stock, fully subscribed and paid in, is R$ 225,350,000 (two hundred and twenty-five million, three hundred and fifty thousand reais), divided into 225,350,000 (two hundred and twenty-five million, three hundred and fifty thousand) common, registered shares, with no par value, all held by AXIA, as indicated below: Shareholder CNPJ/CPF Common Sha-res % Total AXIA Energia S.A. 00.001.180/0001-26 225,350,000 100.000% Others - - - Treasury Shares - - - Total - 225,350,000 100.000% 13. Description of the capital structure and control after the transaction, pur-suant to item 6 of the reference form. Retiro Baixo After the Merger – Retiro Baixo, Retiro Baixo will be absorbed by AXIA, and therefore extinguished, resulting in the extinction of the 225,350,000 (two hundred and twenty-five million, three hundred and fifty thousand) common, registered shares, with no par value. AXIA 133 AXIA’s capital stock and its distribution will not be changed as a result of the Merger – Retiro Baixo, with the capital structure described in items 6.1 and 6.2 of its reference form remaining, available on the websites of AXIA (https://ri.axia.com.br/en/), the CVM (https://www.gov.br/cvm/en), and B3 (https://www.b3.com.br/eu_us/). 14. Number, class, type, and kind of the securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to such companies, as defined by the rules governing public ten-der offers for the acquisition of shares. As of this date, Retiro Baixo does not hold any securities issued by AXIA. Currently, AXIA holds all of Retiro Baixo’s capital stock, composed of 225,350,000 (two hundred and twenty-five million, three hundred and fifty thousand) common, registered shares, with no par value. There are no other securities issued by AXIA held by persons related to Retiro Baixo, and there are no other securities issued by Retiro Baixo held by persons related to AXIA. 15. Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules governing public tender offers for the ac-quisition of shares, to derivatives referenced in securities issued by the other companies involved in the transaction. AXIA and the persons related to it are not, as of this date, exposed to derivatives refer-enced in securities issued by Retiro Baixo. Likewise, Retiro Baixo and the persons re-lated to it are not, as of this date, exposed to derivatives referenced in securities issued by AXIA. 16. Report covering all transactions carried out in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the transaction: 134 a. Companies involved in the transaction: (i) Private purchase transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (ii) Private sale transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (iii) Purchase transactions in regulated markets: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (iv) Sale transactions in regulated markets: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions In the last 6 (six) months, AXIA did not carry out transactions with securities is-sued by Retiro Baixo, and Retiro Baixo did not carry out transactions with secu- 135 rities issued by AXIA. b. Related parties of the companies involved in the transaction: (i) Private purchase transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (ii) Private sale transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (iii) Purchase transactions in regulated markets: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (iv) Sale transactions in regulated markets: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions In the last 6 (six) months, the related parties of AXIA did not carry out transactions 136 with securities issued by Retiro Baixo, and the related parties of Retiro Baixo did not carry out transactions with securities issued by AXIA that have not been dis-closed. 17. Document by means of which the Independent Special Committee submit-ted its recommendations to the Board of Directors, should the transaction have been negotiated pursuant to CVM Guidance Opinion No. 35, of 2008. Not applicable, considering that the Merger – Retiro Baixo will be carried out without an exchange ratio. 137 EXHIBIT 6 Information on the Merger – NE Janapu (In accordance with Exhibit I to RCVM 81) 1. Merger protocol and justification of the transaction, pursuant to Articles 224 and 225 of Law No. 6,404, of 1976. A full copy of the protocol and justification of the merger of SPE Nova Era Janapu Trans-missora S.A. (“NE Janapu”) into AXIA Energia S.A. (“AXIA” and “Protocol and Justifica-tion – NE Janapu”, respectively) has been made available on AXIA’s website (https://ri.axia.com.br/en/), and on the Empresas.NET System (category “Assembleia”, type “AGE”, class “Protocolo e Justificação de Incorporação, Cisão ou Fusão”), which may be accessed on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (https://www.b3.com.br/en_us/). 2. Other agreements, contracts, and pre-contracts governing the exercise of voting rights or the transfer of shares issued by the surviving or resulting compa-nies of the transaction, filed at the company’s headquarters or to which the com-pany’s controlling shareholder is a party. Not applicable. 3. Description of the transaction, including: a. Terms and conditions The transaction will comprise the merger of NE Janapu into AXIA (“Merger – NE Janapu”), pursuant to Articles 224 through 227 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”). As a consequence of the Merger – NE Janapu, AXIA’s succession to all rights and obligations of NE Janapu and the extinction of NE Janapu will occur. For purposes of Article 224, item III, Article 226, and Article 227, paragraphs 1 and 3, of the Brazilian Corporations Law, NE Janapu’s net equity was calculated based on its book value, as provided for in Articles 183 and 184 and permitted by Article 226, paragraph 3, also of the Brazilian Corporations Law, ascertained in 138 the closing balance sheet as of December 31, 2025, by means of an appraisal report prepared by Apsis Consultoria e Avaliações Ltda., headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, 62, 6th floor, Centro, Zip Code 20021-290, enrolled with the CNPJ under No. 08.681.365/0001-30, registered with the Regional Accounting Council of the State of Rio de Janeiro (CRC/RJ) under No. 005112/O-9 (“Apsis” and “Book Value Appraisal Report – NE Janapu”, respectively). Given that AXIA holds all of NE Janapu’s capital stock, the Merger – NE Janapu will be effected without a capital increase of AXIA. Taking into account that NE Janapu is a wholly-owned subsidiary of AXIA, the Merger – NE Janapu will allow the restructuring and consolidation of operational, administrative, financial, and tax activities, as well as synergies, operational gains, cost reduction, simplifica-tion of corporate structures, greater speed in decision-making, and enhanced competitiveness and efficiency of the group of the companies involved vis-à-vis competitors. The Merger – NE Janapu is conditioned upon obtaining the necessary prior con-sents from the Brazilian Electricity Regulatory Agency – ANEEL, pursuant to the applicable regulations. As a result of the transaction described herein, on the effective date of the Merger – NE Janapu, NE Janapu will be extinguished, it being certain that AXIA will suc-ceed it in all its rights and obligations, pursuant to Article 227 of the Brazilian Corporations Law. There will be no change in the equity interest currently held by AXIA’s sharehold-ers, nor the issuance of new shares, with all articles of AXIA’s Bylaws remaining in full force and effect. b. Indemnification obligations (i) The managers of any of the companies involved (ii) Should the transaction not be consummated Not applicable, considering that the Protocol and Justification – NE Janapu does 139 not provide for any indemnification obligation in favor of the managers of the com-panies involved, nor any penalty or compensation in the event of non-consum-mation of the Merger – NE Janapu. c. Comparative table of the rights, advantages, and restrictions of the shares of the companies involved or resulting, before and after the trans-action. Before the Merger – NE Janapu AXIA Shares NE Janapu Shares Common Shares Common Shares (i) each common share issued by AXIA entitles its holder to 1 (one) vote in the resolutions of the general meet-ings; (ii) to oversee, in the manner pro-vided for in the Brazilian Corporations Law, the acts of management; (iii) the right to receive a manda-tory dividend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net income for the fiscal year; (iv) the right to withdraw from AXIA in the cases provided for in the Brazil-ian Corporations Law; (v) to participate in AXIA’s assets, in the event of liquidation, pursuant to the Brazilian Corporations Law; and (i) each common share issued by NE Janapu entitles its holder to 1 (one) vote in the resolutions of the general meetings; (ii) to oversee, in the manner pro-vided for in the Brazilian Corpora-tions Law, the acts of management; (iii) the right to receive a manda-tory dividend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net income for the fis-cal year; (iv) the right to withdraw from NE Janapu in the cases provided for in the Brazilian Corporations Law; and (v) to participate in NE Janapu’s assets, in the event of liquidation, pursuant to the Brazilian Corpora-tions Law. 140 (vi) the right to be included in a public tender offer for the acquisition of shares resulting from the transfer of control of AXIA at the same price per share and on the same conditions of-fered to the selling controlling share-holder. Class “C” Preferred Shares Preferred Shares (i) each class “C” preferred share issued by AXIA entitles its holder to 1 (one) vote in the resolutions of the general meetings; (ii) to oversee, in the manner pro-vided for in the Brazilian Corporations Law, the management of the officers; (iii) the right to receive a manda-tory dividend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net income for the fiscal year; (iv) priority in the reimbursement of capital, without premium; (v) automatic and staggered con-version into common shares, to be carried out annually until the year 2031, in accordance with the Bylaws; (vi) the possibility of redemption upon resolution of the Board of Direc-tors, subject to the terms and condi-tions of the Bylaws; There are no preferred shares issued by NE Janapu. 141 (vii) the right to be included in a public tender offer for the acquisition of shares resulting from the transfer of control of AXIA at the same price per share and on the same conditions of-fered to the selling controlling share-holder; (viii) the right to withdraw from AXIA in the cases provided for in the Brazil-ian Corporations Law; (ix) to participate in AXIA’s assets, in the event of liquidation, pursuant to the Brazilian Corporations Law; (x) a strictly transitory and excep-tional nature; and (xi) automatic extinction after the conversion or redemption of all class “C” preferred shares, to be carried out by 2031 or earlier. Special Class Preferred Share (Golden Share) Special Class Preferred Share (Golden Share) (i) the special class preferred share, held exclusively by the Brazil-ian Federal Government (União), is-sued by AXIA, has no voting right in the resolutions of the general meet-ings, except for the veto right in corpo-rate resolutions aimed at amending the Bylaws for the purpose of remov-ing or modifying the limitation on the There are no preferred shares issued by NE Janapu. 142 exercise of voting rights and the exe-cution of a shareholders’ agreement; (ii) to oversee, in the manner pro-vided for in the Brazilian Corporations Law, the management of the officers; and (iii) the right to receive a manda-tory dividend each fiscal year of no less than 25% (twenty-five percent) of the adjusted net income for the fiscal year. After the Merger – NE Janapu Upon consummation of the Merger – NE Janapu, NE Janapu will be extinguished, its shares will be cancelled, and AXIA will succeed it, by universal title, in all its rights and obligations. Therefore, no rights, advantages, or restrictions relating to the shares issued by NE Janapu will subsist after the Merger – NE Janapu. The Merger – NE Janapu will not result in any change to the rights, advantages, or restrictions of the shares issued by AXIA, as described in the table above. d. Possible need for approval by debenture holders or other creditors. Not applicable, given that the implementation of the Merger – NE Janapu is not subject to prior consents or other approvals by debenture holders and/or other creditors of AXIA and/or NE Janapu. e. Asset and liability elements that will form each portion of the equity, in the event of a spin-off. Not applicable, considering that the Merger – NE Janapu does not involve a spin-off. 143 f. Intention of the resulting companies to obtain registration as a se-curities issuer. Not applicable, given that the company resulting from the Merger – NE Janapu will be AXIA itself, already registered with the CVM as a category “A” securities issuer. 4. Plans for conducting corporate business, notably with respect to specific corporate events intended to be promoted. Not applicable, considering that there are no specific corporate events that the parties intend to promote with the implementation of the Merger – NE Janapu. 5. Analysis of the following aspects of the transaction: a. Description of the main expected benefits, including: (i) Synergies In view of the extinction of NE Janapu, as a result of the Merger – NE Janapu, there will be: (i) simplification of AXIA’s corporate structure, with the consolidation of operational, administrative, financial, and tax activities; (ii) higher levels of cor-porate governance with respect to the activities previously carried out by NE Ja-napu (since such activities will begin to be carried out directly by AXIA); and (iii) greater speed in the decision-making process of the activities previously carried out by NE Janapu (since such decision-making process will be carried out directly by AXIA). For further synergies, see the strategic advantages referred to in item 5, letter “a”, subitem (iii) below. (ii) Tax benefits The Merger – NE Janapu will allow the optimization of the financial and tax struc-ture and the rationalization of the fulfillment of tax obligations. 144 (iii) Strategic advantages The merger of companies constitutes a corporate reorganization instrument widely used by economic groups seeking the restructuring and consolidation of operational, administrative, financial, and tax activities, as well as synergies, op-erational gains, cost reduction, simplification of corporate structures, greater speed in decision-making, and enhanced competitiveness and efficiency of the group vis-à-vis competitors. In the case of the Merger – NE Janapu into AXIA, the transaction is additionally justified by the convenience of centralizing in AXIA the management and exploi-tation of the transmission asset currently held by NE Janapu, promoting greater efficiency in the management of the business and better allocation of resources within the economic group. The transaction will also allow AXIA to optimize its financial and tax structure, by concentrating the results of such asset in a company with an operational, admin-istrative, and tax structure more suited to the economic size of the project, in compliance with the applicable legislation. As a result of the Merger – NE Janapu, AXIA will enjoy higher levels of corporate governance with respect to the activities previously carried out by NE Janapu (since such activities will begin to be carried out directly by AXIA), in view of the organizational simplification brought about by the Merger – NE Janapu, with ra-tionalization of the fulfillment of corporate, accounting, tax, financial, and regula-tory obligations. The Merger – NE Janapu is part of the continuous corporate reorganization of the AXIA group, involving the simplification of its corporate and administrative structure, with the purpose of increasing efficiency in business management, cap-turing operational and financial synergies, providing greater integration among the activities carried out by the group companies, and strengthening its competi-tiveness and efficiency. b. Costs It is estimated that the costs and expenses related to the completion and con- 145 summation of the Merger – NE Janapu, considering the fees of legal advisors and appraisers, total R$ 100,000.00 (one hundred thousand reais), without con-sidering ordinary costs of registration and publication of corporate acts. After the implementation of the Merger – NE Janapu, it is estimated that there will be cost reductions for the AXIA group arising, in particular, from the elimination of redundancies and inefficiencies, as well as from the more efficient allocation of resources and people. c. Risk factors Considering that AXIA already holds 100% of the shares issued by NE Janapu, the managements of the parties understand that there is no change in the risk exposure of AXIA and NE Janapu with the implementation of the Merger – NE Janapu. d. In the event of a related-party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why such alternatives were discarded. Although the Merger – NE Janapu involves related parties, since NE Janapu is a wholly-owned subsidiary of AXIA, no other means of achieving the same objec-tives of the Merger – NE Janapu were identified. e. Exchange ratio Not applicable, given that: (i) AXIA holds all of the shares issued by NE Janapu; (ii) there will be no capital increase or issuance of new shares by AXIA as a result of the Merger – NE Janapu; and (iii) there will be no migration of any shareholder of NE Janapu into AXIA’s capital stock. Consequently, there will be no exchange ratio between shares issued by NE Janapu and shares issued by AXIA. f. In transactions involving controlling companies, controlled compa-nies, or companies under common control (i) Exchange ratio of shares calculated in accordance with Article 264 of Law No. 6,404, of 1976 146 (ii) Detailed description of the negotiation process of the exchange ratio and other terms and conditions of the transaction Not applicable, as per item 5, letter “e” above. (iii) Should the transaction have been preceded, in the last 12 (twelve) months, by an acquisition of control or an acquisition of an interest in the controlling block: • Comparative analysis of the exchange ratio and the price paid in the acquisition of control • Reasons justifying any differences in valuation across the different transactions Not applicable, considering that there was no acquisition of control or acquisition of an interest in the controlling block relating to the parties involved in the last 12 (twelve) months. (iv) Justification of why the exchange ratio is commutative, with a de-scription of the procedures and criteria adopted to ensure the commuta-tivity of the transaction or, should the exchange ratio not be commutative, details of the payment or equivalent measures adopted to ensure adequate compensation. Not applicable, as per item 5, letter “e” above. 6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees in which the transaction was discussed, including any dissenting votes. The Merger – NE Janapu was discussed within the Board of Directors, and the Fiscal Council of AXIA, in meetings held, respectively, on July 23, 2026, and on July 23, 2026. Copies of the minutes of such meetings are available on AXIA’s website (https://ri.axia.com.br/en/), and on the Empresas.NET System, which may be accessed 147 on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 (https://www.b3.com.br/en_us/). Additionally, the Merger – NE Janapu was also discussed within the Statutory Audit Com-mittee, and the People and Governance Committee, in meetings held, respectively, on July 16, 2026, and on July 22, 2026, the minutes of which are filed at the Company’s headquarters. 7. Copy of studies, presentations, reports, opinions, or appraisal reports of the companies involved in the transaction made available to the controlling share-holder at any stage of the transaction. The Book Value Appraisal Report – NE Janapu was prepared by Apsis, as indicated in item 3, letter “a” above, which was made available on AXIA’s website (https://ri.axia.com.br/en/), and on the Empresas.NET System (category “Dados Econômico-Financeiros”, type “Laudo de Avaliação”), which may be accessed on the electronic pages of the CVM (https://www.gov.br/cvm/en) and of B3 (https://www.b3.com.br/en_us/). 8. Identification of any conflicts of interest between the financial institutions, companies, and professionals that prepared the documents mentioned in item 7 and the companies involved in the transaction. No conflicts of interest were identified between, on the one hand, AXIA and NE Janapu, and, on the other hand, Apsis and the Apsis professionals responsible for preparing the Book Value Appraisal Report – NE Janapu referred to in item 7 above. 9. Draft bylaws or bylaw amendments of the companies resulting from the transaction. Not applicable, since there will be no need for bylaw amendments as a result of the Merger – NE Janapu. 10. Financial statements used for purposes of the transaction, pursuant to the specific rule. For purposes of Article 224, item III, Article 226, and Article 227, paragraphs 1 and 3, of 148 the Brazilian Corporations Law, NE Janapu’s net equity was calculated based on its book value, as provided for in Articles 183 and 184 and permitted by Article 226, paragraph 3, also of the Brazilian Corporations Law, ascertained in the closing balance sheet as of December 31, 2025, by means of the Book Value Appraisal Report – NE Janapu pre-pared by Apsis. Additionally, pursuant to Article 16 of CVM Resolution No. 78, of March 29, 2022 (“RCVM 78”), the disclosure of financial statements for purposes of the Merger – NE Janapu, pursuant to Chapter III of RCVM 78, is not applicable, given that: (i) AXIA holds all of the shares issued by NE Janapu; and (ii) the Merger – NE Janapu does not entail a capital increase or issuance of new shares by AXIA, and, therefore, does not represent dilution. 11. Pro forma financial statements prepared for purposes of the transaction, pursuant to the specific rule. Pursuant to Article 16 of RCVM 78, the disclosure of pro forma financial statements, pursuant to Chapter III of RCVM 78, is not applicable, given that: (i) AXIA holds all of the shares issued by NE Janapu; (ii) the Merger – NE Janapu does not entail a capital in-crease or issuance of new shares by AXIA, and, therefore, does not represent dilution; and (iii) the Merger – NE Janapu is not considered material under the accounting rules on pro forma financial information. 12. Document containing information on the directly involved companies that are not publicly held companies, including: a. Risk factors, pursuant to items 4.1 and 4.3 of the reference form. Considering that AXIA directly holds all of NE Janapu’s capital stock, the man-agement understands that the risk factors set forth in AXIA’s reference form al-ready include the risk factors applicable to NE Janapu. b. Description of the main changes in risk factors occurring during the fiscal year and expectations regarding the reduction or increase in risk ex-posure as a result of the transaction. 149 Considering that AXIA directly holds all of NE Janapu’s capital stock, the man-agement understands that there will be no change in risk exposure as a result of the Merger – NE Janapu. c. Description of its activities, pursuant to items 1.2 to 1.5 of the refer-ence form. 1.2. Briefly describe the main activities carried out by the issuer and its controlled companies NE Janapu’s corporate purpose is the construction, operation, and maintenance of the electric power transmission facilities of the Basic Network of the National Interconnected System comprising the 500 kV Janaúba 6 – Presidente C1 Trans-mission Line, characterized in Annex 02-04 of the Notice of AUCTION No. 01/2023 – ANEEL, in addition to the line entries, busbar interconnections, reac-tive compensation equipment and connections, busbars, related facilities, and other facilities necessary for the functions of metering, supervision, protection, command, control, telecommunication, administration, and support, and comple-mentary works pursuant to the Concession Agreement arising from such Bidding, to be executed between the company and the Brazilian Federal Government (União), through ANEEL, and the exploitation of activities derived from the sub-sidiary or shared use of tangible or intangible assets that it holds by reason of the essential nature of the activity, as well as the provision of services related to its corporate purpose. 1.3. In relation to each operating segment that has been disclosed in the latest year-end financial statements or, where applicable, in the consolidated financial statements, indicate the following information a. products and services marketed NE Janapu does not supply products or provide services to be marketed. In line with its corporate purpose, NE Janapu only performs its contractual obligations under the Concession, which involves the construction, operation, and mainte-nance of the electric power transmission facilities of the Basic Network of the National Interconnected System comprising the 500 kV Janaúba 6 – Presidente C1 Transmission Line, characterized in Annex 02-04 of the Notice of AUCTION 150 No. 01/2023 – ANEEL. The project is currently in the construction phase, with operations expected to commence in December 2026. b. revenue from the segment and its share in the issuer’s net revenue The net operating revenue will be 100% derived from the Permitted Annual Rev-enue – RAP associated with the object of the aforementioned bidding, the amount of which was published by ANEEL within the scope of the Annual RAP Adjustment for the 2024/2026 cycle, by means of Order No. 2,268/2026. Such amount corre-sponds to R$ 81,600,000.00, considering fiscal year 2025. c. profit or loss resulting from the segment and its share in the issuer’s net income All of NE Janapu’s net income in fiscal year 2025, in the amount of R$ 45,049,685.00, derives from the electric power Transmission segment. 1.4. In relation to the products and services corresponding to the operating seg-ments disclosed in item 1.3, describe: a. characteristics of the production process NE Janapu’s operating segment corresponds to the provision of the public service of electric power transmission, pursuant to Concession Agreement No. 009/2023-ANEEL. The service consists of the implementation, operation, and maintenance of the transmission facilities subject to the concession, notably the 500 kV Ja-naúba 6 – Presidente Juscelino C1 Transmission Line, in a single circuit, located in the State of Minas Gerais. NE Janapu’s activity does not involve the trading of electric power, but rather the provision of the transmission facilities to the National Interconnected System – SIN, subject to the rules, technical standards, and quality, continuity, safety, and reliability requirements established by the sector regulations, by ANEEL, and by the procedures applicable to the operation of the electrical system. The remuneration for the provision of the transmission service arises from the 151 Permitted Annual Revenue – RAP associated with the granted facilities, such that NE Janapu’s revenue is linked to the availability and adequate operation and maintenance of the transmission assets, and not to the volume of electric power transmitted. NE Janapu’s market of operation is the electric power transmission sector, a seg-ment regulated and overseen by ANEEL, characterized by long-term concessions and by the provision of an essential electrical infrastructure service. There is no direct sale of energy or products to final consumers. b. characteristics of the distribution process Not applicable, considering the matters set forth in item (a) above. c. characteristics of the markets of operation, in particular: NE Janapu operates in the electric power transmission segment, a market regu-lated and overseen by ANEEL, by means of a public service concession formal-ized by Concession Agreement No. 009/2023-ANEEL, with a term of 30 years. This is a market with natural/regulated monopoly characteristics during the term of the concession, since the concessionaire is responsible for the implementa-tion, operation, and maintenance of the specific facilities subject to the agree-ment, made available to the National Interconnected System – SIN, without direct trading of electric power to final consumers. The revenue arises from the Permitted Annual Revenue – RAP, associated with the availability of the transmission assets, and may be impacted by regulatory adjustments and reviews, any penalties for unavailability, implementation, opera-tion, and maintenance costs, the need for equipment, technology, and specialized labor, as well as by the applicable sector legislation and regulations. i. share in each of the markets NE Janapu operates exclusively within the scope of Concession 009/2023-ANEEL. ii. competitive conditions in the markets 152 NE Janapu is not subject, in its main activity, to direct competitive conditions typ-ical of free or unregulated markets. d. possible seasonality There is no relevant seasonality in NE Janapu’s activities. e. main inputs and raw materials, indicating: i. description of the relationships maintained with suppliers, including whether they are subject to governmental control or regulation, with indication of the bod-ies and the respective applicable legislation Contracting at NE Janapu follows the internal standards of governance, compli-ance, evaluation, and approval of suppliers of the AXIA Energia group. The sup-pliers act in the supply of goods and services necessary for the implementation of the project, such as equipment, materials, engineering, construction, assem-bly, and commissioning. Although they are not, as a rule, subject to specific gov-ernmental control by reason of the contractual relationship with NE Janapu, such contracting is within the context of a public service concession for electric power transmission, an activity regulated and overseen by ANEEL and subject to the applicable sector legislation and regulations. ii. possible dependence on few suppliers Not applicable. iii. possible volatility in their prices Not applicable. 1.5. Identify whether there are clients responsible for more than 10% of the is-suer’s total net revenue, indicating a. total amount of revenue from the client No client was responsible for more than 10% of NE Janapu’s total net operating 153 revenue in the fiscal year ended December 31, 2025. b. operating segments affected by revenue from the client Not applicable, by reason of the matters set forth in letter “a” above. d. Description of the economic group, pursuant to item 6 of the refer-ence form. AXIA and NE Janapu are companies belonging to the same economic group, with NE Janapu being a wholly-owned subsidiary of AXIA. Accordingly, the information relating to its economic group merges with the infor-mation of the economic group to which AXIA belongs, such information being available in AXIA’s reference form, available on the websites of AXIA (https://ri.axia.com.br/en/), the CVM (https://www.gov.br/cvm/en), and B3 (https://www.b3.com.br/en_us/). e. Description of the capital stock, pursuant to item 12.1 of the refer-ence form. NE Janapu’s capital stock, fully subscribed and paid in, is R$ 701,501,162.00 (seven hundred and one million, five hundred and one thousand, one hundred and sixty-two reais), divided into 701,501,162 (seven hundred and one million, five hundred and one thousand, one hundred and sixty-two) common, registered shares, with no par value, all held by AXIA, as indicated below: Shareholder CNPJ/CPF Common Sha-res % Total AXIA Energia S.A. 00.001.180/0001-26 701,501,162 100.000% Others - - - Treasury Shares - - - Total - 701,501,162 100.000% 13. Description of the capital structure and control after the transaction, pur- 154 suant to item 6 of the reference form. NE Janapu After the Merger – NE Janapu, NE Janapu will be absorbed by AXIA, and therefore ex-tinguished, resulting in the extinction of the 701,501,162 (seven hundred and one million, five hundred and one thousand, one hundred and sixty-two) common, registered shares, with no par value. AXIA AXIA’s capital stock and its distribution will not be changed as a result of the Merger – NE Janapu, with the capital structure described in items 6.1 and 6.2 of its reference form remaining, available on the websites of AXIA (https://ri.axia.com.br/en/), the CVM (https://www.gov.br/cvm/en), and B3 (https://www.b3.com.br/en_us/). 14. Number, class, type, and kind of the securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to such companies, as defined by the rules governing public ten-der offers for the acquisition of shares. As of this date, NE Janapu does not hold any securities issued by AXIA. Currently, AXIA holds all of NE Janapu’s capital stock. There are no other securities issued by AXIA held by persons related to NE Janapu, and there are no other securities issued by NE Janapu held by persons related to AXIA. 15. Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules governing public tender offers for the ac-quisition of shares, to derivatives referenced in securities issued by the other companies involved in the transaction. AXIA and the persons related to it are not, as of this date, exposed to derivatives refer-enced in securities issued by NE Janapu. Likewise, NE Janapu and the persons related to it are not, as of this date, exposed to derivatives referenced in securities issued by AXIA. 155 16. Report covering all transactions carried out in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the transaction: a. Companies involved in the transaction: (i) Private purchase transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (ii) Private sale transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (iii) Purchase transactions in regulated markets: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (iv) Sale transactions in regulated markets: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity 156 • other relevant conditions In the last 6 (six) months, AXIA did not carry out transactions with securities is-sued by NE Janapu, and NE Janapu did not carry out transactions with securities issued by AXIA. b. Related parties of the companies involved in the transaction: (i) Private purchase transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (ii) Private sale transactions: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (iii) Purchase transactions in regulated markets: • the average price • number of shares involved • security involved • percentage in relation to the class and type of the se-curity • other relevant conditions (iv) Sale transactions in regulated markets: • the average price • number of shares involved • security involved 157 • percentage in relation to the class and type of the se-curity • other relevant conditions In the last 6 (six) months, the related parties of AXIA did not carry out transactions with securities issued by NE Janapu, and the related parties of NE Janapu did not carry out transactions with securities issued by AXIA that have not been disclosed. 17. Document by means of which the Independent Special Committee submit-ted its recommendations to the Board of Directors, should the transaction have been negotiated pursuant to CVM Guidance Opinion No. 35, of 2008. Not applicable, considering that the Merger – NE Janapu will be carried out without an exchange ratio.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.